HOST MARRIOTT

ANNUAL REPORT 2002



HOST MARRIOTT

Will be the premier hospitality real estate company. We will own high quality lodging assets in prime urban, airport and resort/convention locations. Creating value through aggressive asset management and disciplined capital allocation to generate superior performance, we will maximize shareholders' returns through a combination of dividends, growth in funds from operations and increases to net asset value per share.

CONTENTS

COVER: ORLANDO WORLD CENTER MARRIOTT

THE ORLANDO WORLD CENTER MARRIOTT IS CONSISTENTLY ONE OF THE MOST POPULAR CONVENTION HOTELS IN THE NATION. WITH 2,000 ROOMS, AN 18-HOLE CHAMPIONSHIP GOLF COURSE ON-SITE, AND 214,000 SQUARE FEET OF MEETING SPACE, IT ALLOWS GUESTS TO ENJOY THE BENEFITS OF A SUPERIOR RESORT, HEALTH SPA, GOLF AND CONVENTION CENTER COMPLEX ALL IN ONE LOCATION.

FINANCIAL HIGHLIGHTS

(Unaudited, in millions, except per share data, hotel data, and stock price)[1]	**2002**	2001	2000
OPERATING DATA			
Revenues	**$ 3,680**	$ 3,767	$1,407
Income (loss) before extraordinary items	**(22)**	53	159
Net income (loss) available to common shareholders	**(51)**	19	141
DILUTED EARNINGS (LOSS) PER COMMON SHARE			
Income (loss) before extraordinary items	**$ (.21)**	$ .09	$ .64
Diluted earnings (loss)	**$ (.19)**	$ .08	$ .63
Diluted weighted average shares outstanding	**263.0**	253.2	225.6
BALANCE SHEET DATA			
Total assets	**$ 8,316**	$ 8,338	$8,396
Debt	**5,638**	5,602	5,322
Convertible Preferred Securities	**475**	475	475
Equity	**1,610**	1,609	1,421
OTHER DATA			
EBITDA[2][6]	**$ 863**	$ 947	$1,098
Comparative Funds From Operations[3][6]	**300**	370	477
Comparative Funds From Operations per diluted share[3][6]	**1.11**	1.42	2.01
Stock price on December 31st	**8.85**	9.00	12.94
COMPARABLE HOTEL DATA[4]			
Number of properties	**118**	118	
Number of rooms	**56,327**	56,327	
Average daily rate	**$142.17**	$151.16	
Occupancy percentage	**70.4%**	69.8%	
RevPAR[5]	**$100.12**	$105.45	

(1) This table presents certain selected historical data that has been derived from our audited consolidated financial statements and other operating data of the company.

(2) Represents Earnings Before Interest Expense, Taxes, Depreciation, Amortization, and other non-cash items ("EBITDA") of Host Marriott, L.P. EBITDA for Host Marriott Corporation was $863 million, $906 million and $1,043 million, respectively, for the three years ended December 31, 2002.

(3) Comparative Funds From Operations is Funds From Operations, as defined by the National Association of Real Estate Investment Trusts, adjusted for significant non-recurring items.

(4) We define our comparable hotels as properties that are owned, or leased directly or indirectly by us, and for which we reported operations throughout 2002 and 2001. We exclude from our operating results hotels that have been acquired or sold during the periods, or that have had substantial property damage or that have undergone large-scale capital projects.

(5) Room revenue per available room ("RevPAR") represents the combination of average daily room rate charged and the average daily occupancy achieved, and is a commonly used indicator of hotel performance. RevPAR does not include food and beverage or other ancillary revenues generated by the property.

(6) EBITDA, Comparative Funds From Operations and Comparative Funds From Operations per diluted share are non-GAAP financial measures within the meaning of securities rules. For more information about the company's uses of these measures and reconciliations to the most directly comparable GAAP measure, see "Management's Discussion and Analysis of Results of Operations and Financial Condition."

TO OUR SHAREHOLDERS



RICHARD E. MARRIOTT
Chairman of the Board

CHRISTOPHER J. NASSETTA
President and Chief Executive Officer

By any measure, the last two years have been some of the most challenging times in the history of the lodging industry. Despite this difficult operating environment, we achieved a number of important goals during the past year that will position the company for growth as the industry inevitably recovers:

- we renegotiated the management agreements for 90% of our portfolio, providing us with new rights and improved operating cash flows;
- we maintained more than $360 million in cash reserves at year-end through a combination of the renegotiation of our management agreements and prudent financial management;
- we purchased the 1,139-room Boston Marriott Copley Place at a significant discount to replacement cost;
- we further streamlined our business by selling our interests in three public limited partnerships; and
- we maintained our portfolio's RevPAR premium to our competition.

While these achievements do not make up for a disappointing year, we believe they exemplify the focus and disciplined approach to our business that will further our goal of being the premier hospitality real estate company.

Looking at our performance for 2002, Comparative Funds From Operations was $1.11 per diluted share compared to $1.42 per diluted share in 2001. Earnings Before Interest Expense, Taxes, Depreciation and Amortization and other non-cash items (EBITDA) was $863 million compared to $947 million a year ago. Comparable RevPAR declined 5.1 percent from 2001, with average room rates down 5.9 percent while occupancy increased nearly one percentage point. The company's diluted loss per share was ($.19) compared to diluted earnings per share of $.08 in 2001.

Although the expected industry turnaround did not materialize in 2002, and the year ahead remains uncertain, Host Marriott's best in class lodging portfolio provides an unmatched opportunity to take advantage of the inevitable improvement in lodging fundamentals as the economy improves. We will continue our aggressive portfolio management and remain disciplined in our approach to capital allocation to generate superior performance in the years to come.

MANAGING OUR BALANCE SHEET

Host Marriott always has recognized the strategic importance of focusing on liquidity, maintaining a stable balance sheet, and increasing financial flexibility to be able to meet the business challenges confronting the lodging industry and to position the company to take advantage of value-creating opportunities as they arise. The past year was no exception, and the results of our efforts are encouraging.

Our near-term liquidity is strong and more than sufficient to deal with the impact of international events on our business. Over time, strengthening our balance sheet remains a high priority. While the economic downturn of the past two years has effectively resulted in an increase in our leverage, that leverage will decrease as operations inevitably improve. In the near-term, we will pursue opportunities to reduce leverage by the selective recycling of capital and the paydown of debt. Going forward, such improvements will have a positive impact on both our credit rating and our cost of capital.

BENEFITING FROM SUPERIOR ASSET MANAGEMENT

Controlling operating costs has been another priority over the past year. The quality of our portfolio creates high guest expectations, and our team is working closely with our hotel operators to establish and refine operating benchmarks, reduce labor costs and generate savings in ways that do not impact on the perceived quality of our hotels or guest satisfaction. Our efforts to control hotel operating costs have minimized the overall decline in margins, despite the decline in revenues, while our asset managers constantly strive for new ways to add efficiency and improve bottom line results.

Cost control is only one component of the aggressive asset management process that is a primary driver of our business strategy. Our asset managers also work closely with hotel operators to keep our properties operating at peak levels by improving yield management and creating additional revenue sources.

Over the past year, demand in the higher rated corporate/premium segments has decreased as the trend in the mix of business continues to shift toward group and contract business. We maximized results by concentrating on increasing short-term group sales, and on discounted individual and group business. The size and location of our urban, resort and convention hotels has helped in these efforts, enabling our managers to be creative and flexible in using meeting and catering space to adapt to the needs of both large and small groups. This strategy has helped increase occupancy for our portfolio of premium properties and maintain their superior position in the market, generating an average occupancy of 70% — roughly 11 points better than the overall industry. This occupancy premium helps drive a RevPAR premium at our properties. In 2002, our RevPAR was 14% higher than our competition, proving that even in the down market our properties attract more than their fair share of lodging demand.

> FINANCIALLY STRONG AND POISED FOR FUTURE GROWTH AND SUCCESS, HOST MARRIOTT IS TRULY THE PREMIER HOSPITALITY REAL ESTATE COMPANY.

The combination of aggressive cost control measures, increased occupancy and a rise in food and beverage revenues, which represented 32% of total revenues in 2002, helped minimize the impact of RevPAR declines at our properties during 2002. In fact, food and beverage profits increased during the year, moving up two percent.

In 2003, we anticipate increased pressure on operating margins as increases in certain costs such as wages, benefits and insurance are expected to exceed inflation. Additionally, to mitigate potential significant weakness in operations that may result from war or terrorist acts, we have developed contingency plans for all of our hotels. These plans will help them react quickly to reduce costs and operate at lower breakeven levels, as necessary.

Since its inception, Host Marriott has strategically allocated capital to create long-term shareholder value. Initially, we concentrated on building our portfolio by acquiring premium hotel assets that met our demanding, best in class standards. Between 1995 and 1998 alone, we bought $6 billion in full service upper-upscale and luxury hotels at significant discounts to replacement costs, growing our full-service portfolio over four-fold.

As both hotel property pricing and performance peaked, we re-allocated capital expenditures to expanding and investing in our existing properties. For example, creating new profit centers within our hotels by building relationships with companies such as Starbucks, The Palm and other well-known operators whose name brand products have been well received by our guests.

While we will continue to focus on improving the returns on our existing properties, we believe that ultimately there will be a number of attractive opportunities to acquire individual hotel properties and portfolios that meet our criteria for excellence and provide the potential for attractive returns. We will consider using stock in making acquisitions

STRATEGICALLY ALLOCATING CAPITAL

We are mindful of the need to maintain the standards of excellence that set us apart. Our business is capital intensive in terms of building, furniture, fixtures and equipment maintenance and refurbishment, and we cannot neglect needed improvements as our properties age. Since 1998, we have spent $1 billion on maintenance and property enhancements to uphold our standards and to drive future revenue growth. Even in this difficult operating environment, our historical capital expenditures have enabled us to judiciously manage our repair and maintenance activity to ensure that our hotels maintain our high standards of excellence. We continue to seek ways to improve the capital expenditure process, looking to reduce overall outlays while increasing the useful life of ongoing and necessary improvements.



SAN FRANCISCO MOSCONE MARRIOTT

A spectacular landmark in one of the world's greatest cities, the San Francisco Moscone Marriott features 1,498 rooms and over 100,000 square feet of meeting and banquet space. This premier convention hotel is just steps away from the Moscone Convention Center and Buena Vista Gardens.



NEW YORK MARRIOTT FINANCIAL CENTER

COMBINING CONTEMPORARY FLAIR WITH TRADITIONAL ELEGANCE, THE NEW YORK MARRIOTT FINANCIAL CENTER HAS RECENTLY BEEN RENOVATED TO MEET THE EXPECTATIONS OF THE MOST DEMANDING GUESTS. ITS 504 RICHLY APPOINTED ROOMS COMBINE COMFORT WITH TECHNOLOGY TO MAKE EVERY STAY BOTH RELAXING AND PRODUCTIVE.





THE RITZ-CARLTON MARINA DEL REY

The Jer-Ne restaurant, in the 304-room Ritz-Carlton Marina del Rey, is a California showcase for the combination of style and gourmet cuisine for which Ritz-Carlton is known around the world.

when we are confident that we can create value on a per share basis. Most importantly, we will continue our disciplined approach to growth by buying the best assets in the best markets with the best brands managed by the best operators.

A recent example is the June 2002 acquisition of the Boston Marriott Copley Place for $214 million. Located in Boston's famous Back Bay district, this 1,139-room hotel has the largest ballroom in New England and offers meeting planners the flexibility of more than 60,000 square feet of meeting, exhibit and banquet space. We were able to add this premier hotel in a gateway market to our portfolio at a 35% discount to replacement cost, and we are very confident in the long-term prospects for this property.

In pursuing this disciplined approach to expansion, we will seek to further diversify our portfolio of brands. Our focus will continue to be luxury and upper-upscale properties located in urban, convention and resort markets with high barriers to entry. We will target the industry's strongest brands, working with operators such as Hyatt, Hilton and Starwood, while continuing to strengthen our relationship with Marriott International.



SWISSÔTEL CHICAGO

Overlooking the Chicago River and Lake Michigan, the Swissôtel Chicago is an all-glass architectural masterpiece where guests find personalized service and luxurious accommodations. The hotel's 632 rooms are only two blocks from the city's famous "Magnificent Mile" shopping area.

Part of our capital allocation process is the sale of non-core assets, provided we can obtain satisfactory pricing, that are not in keeping with our long-term strategic goals or fail to meet our ongoing investment criteria. Examples include hotels in slower growth markets and properties that require significant capital improvements. By doing so, we can decrease our leverage or seek better long-term returns by reinvesting sale proceeds in assets that meet our target profile. In keeping with this strategy, we sold the Ontario, California Airport Marriott early in 2003 for $26 million and used the proceeds to repay debt.

During 2002, we enhanced our ability to complete other such strategic dispositions in the future by completing negotiations to modify the management agreements on approximately 90% of our portfolio. In addition to providing an immediate cash inflow of $125 million and future cash benefits, the modified agreements expand the pool of hotels that we can sell, over time, unencumbered by existing management contracts or brand. By making these properties more attractive to potential buyers, these agreements substantially enhance our ability to recycle capital.


BOSTON MARRIOTT COPLEY PLACE
The Boston Marriott Copley Place provides a convenient base for pleasure and business travelers alike in Boston's famous Back Bay. Staying in one of its 1,139 luxury rooms enhances any trip to one of America's most historic cities.





NEW YORK MARRIOTT MARQUIS

ALL THE EXCITEMENT AND GLAMOUR OF NEW YORK AND TIMES SQUARE ARE CAPTURED IN THE NEW YORK MARRIOTT MARQUIS. THIS SPECTACULAR 1,944-ROOM CONVENTION PROPERTY DRAWS VISITORS FROM ALL OVER THE WORLD, WHO ENJOY ITS LUXURY ACCOMMODATIONS, FINE CUISINE AND UNMATCHED LOCATION.

PREMIUM ASSETS ARE KEY TO FUTURE SUCCESS

The operating environment for the lodging industry is little changed as we enter 2003. The economy has yet to strengthen and operations remain weak. The war in Iraq and fear of additional terrorist activity cloud the picture further.

Despite this less than encouraging operating forecast, we are positive about the intermediate and long-term prospects for the lodging industry as a whole and, particularly, for Host Marriott. Industry supply growth is at historically low levels and should remain so for the next several years. As the economy begins to improve, lodging fundamentals will continue to strengthen, and increasing demand should result in meaningful growth in RevPAR, earnings and dividends. Host Marriott's combination of luxury and upper-upscale assets and premier locations will drive premium pricing and returns as demand increases. Until that time, we will be prudent with our capital and keep a sharp focus on the operating performance of our portfolio.

We are pleased that we have a new member of our Board of Directors who will help guide our company's future growth. Judith A. McHale, president and chief operating officer of Discovery Communications, Inc., joined our Board at the end of 2002. Her leadership skills and operations background will be a valuable addition to our independent Board, supplementing and complementing the depth and range of experience of our other members. We know Host Marriott will benefit from her contributions.

We remain confident about the future. That confidence is based on the knowledge that Host Marriott truly is the premier hospitality real estate company, and we are well positioned to succeed. We have met the challenges of the past two years with imagination and determination. Our portfolio, management team and operators are all best in class. We remain financially strong and poised for growth when the industry recovers. We appreciate the support of our shareholders, and we remain committed to providing you with attractive returns and increasing shareholder value.



FOUR SEASONS PHILADELPHIA

The Four Seasons Philadelphia is situated in the cultural heart of its historic home city, offering 364 elegantly furnished guest rooms to discriminating travelers who seek enduring quality, faultless service and unrelenting attention to detail.

RICHARD E. MARRIOTT
Chairman of the Board

CHRISTOPHER J. NASSETTA
President and Chief Executive Officer

FEBRUARY 25, 2002



GRAND HYATT ATLANTA

Guests enjoy the elegance and classic character of the Grand Hyatt Atlanta, a 438-room luxury hotel located in Buckhead, Atlanta's most prestigious and fashionable district.

HYATT





ORLANDO WORLD CENTER MARRIOTT

THE LOBBY BAR IS A FAVORITE MEETING SPOT AT THE ORLANDO WORLD CENTER MARRIOTT. GUESTS IN THE 2,000-ROOM HOTEL CAN CHOOSE AMONG NINE DIFFERENT DINING AND LOUNGE OPTIONS RANGING FROM COMFORTABLY CASUAL TO SUBLIMELY ELEGANT.

BOARD OF DIRECTORS



Back row, left to right: Terence C. Golden, Judith A. McHale, John G. Schreiber
Ann McLaughlin Korologos, Christopher J. Nassetta, Richard E. Marriott, Robert M. Baylis

MANAGEMENT TEAM



Back row, left to right: Jules A. Sieburgh, Matthew L. Richardson, Pamela K. Wagoner, John A. Carnella, Richard A. Burton
Larry K. Harvey, James F. Risoleo, Elizabeth A. Abdoo, Christopher J. Nassetta, W. Edward Walter, Gregory J. Larson

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes and the other financial information included elsewhere in this report. This discussion includes forward-looking statements about our business and operations. Our actual results could differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of risk factors we describe in our Form 10-K and in other filings with the Securities and Exchange Commission, or SEC.

OVERVIEW

Host Marriott Corporation, a Maryland corporation, is the owner of 122 hotel properties, which operate primarily in the luxury and upper-upscale hotel segments. We conduct our operations as an umbrella partnership real estate investment trust, or REIT, through our direct and indirect subsidiaries, including Host Marriott, L.P., or Host LP, a Delaware limited partnership of which we are the sole general partner and hold approximately 90% of the partnership interests. As of February 2003, the National Association of Real Estate Investment Trust ranks us as the largest lodging REIT.

Our hotels are operated under brand names that are among the most respected and widely recognized in the lodging industry—including Marriott, Ritz-Carlton, Four Seasons, Hilton and Hyatt. Our properties are located in central business districts of major cities, near airports and in resort/convention locations. Our portfolio depends on revenue from large and small group business, business travel, as well as leisure and discount travelers. The target profile of our portfolio includes upper-upscale and luxury properties in hard to duplicate locations that may allow us to maintain room rate and occupancy premiums over our competitors. We seek to maximize the value of our portfolio through aggressive asset management, by directing the managers of our hotels to reduce operating costs and increase revenues and by completing selective capital improvements.

Our hotel sales traditionally experienced moderate seasonality, which varies based on the individual hotel property and the region. Additionally, hotel revenues in the fourth quarter typically reflect a greater proportion of our annual revenues than each of the prior quarters because our fourth quarter reflects sixteen weeks of results compared to twelve weeks for the first three quarters of the fiscal year.

Our results of operations primarily represent hotel level sales, which are room, food and beverage and other ancillary income such as telephone, parking and other guest services. Operating expenses consist of the costs to provide these services as well as depreciation, management fees, real and personal property taxes, ground rent, equipment rent, property insurance, income taxes of our consolidated taxable REIT subsidiaries and other costs.

The operating environment during 2002 presented many challenges and was influenced significantly by reduced airline travel, weak economic conditions and general international unrest as a result of the threat of further terrorist activity and the war in Iraq. As a result, the lodging industry and our company experienced significant declines in revenues and operating profits because of reduced demand and rising operating expenses, including increased insurance costs. We expect these conditions to persist into 2003. We are expecting RevPAR in 2003 to be generally comparable to 2002 levels or modestly lower, though RevPAR is likely to decline in the first half of 2003. We also expect continuing pressure on operating margins as we expect that certain important components of our operating costs, such as wages, benefits and insurance, will increase at a rate greater than estimated inflation in 2003. Thus, operating profits and margins for 2003 will likely be below 2002 levels, especially if economic conditions do not improve.

We have a significant fixed-cost component and expenses associated with owning and operating hotels, which do not necessarily decrease when circumstances such as market factors cause a reduction in revenue for the property. As a result, changes in RevPAR can result in a greater percentage change in our earnings and cash flows. In response to the decline in the operations of our hotels in 2002 and 2001, we have been working with our hotel managers to achieve cost reductions at the properties, and we believe that these efforts have slowed the decrease in our operating margins. Although some of these cost savings may not be permanent, we believe that we have achieved some meaningful long-term efficiencies. In the future, margin improvement will generally be dependent upon revenue growth as additional cost reductions may be difficult to obtain and, as noted above, we expect that certain of our costs will increase at a rate greater than inflation in 2003.

As of December 31, 2002, we were under the 2.0 to 1.0 EBITDA-to-cash interest coverage ratio required under the senior notes indenture. As a result, dividends on both common and preferred shares were restricted to the minimum amount of distributions required to maintain our REIT status. Required distributions for 2002 were satisfied in part by payment of dividends on the preferred shares in 2002. We believe that the remaining 2002 distribution requirement should largely be satisfied by the payment of dividends expected to be declared on preferred shares in the first, second and third quarters of 2003. We may, however, also need to pay a nominal common dividend in 2003 to the extent necessary to satisfy any remaining 2002 distribution requirement. The payment of any additional dividends on either common or preferred shares will depend on 2003 operating performance and its impact on taxable income and whether our EBITDA-to-cash interest coverage ratio is at least 2.0 to 1.0 coverage for 2003.

Portfolio Performance. Set forth below is information about the performance of our hotel properties, including for our comparable hotels (as defined below). This information includes unaudited hotel operating profit and operating profit margin for our comparable properties. Comparable hotel operating profit is a non-GAAP financial measure within the meaning of applicable SEC rules. We believe that the comparable hotel-level results help us and our investors evaluate the recurring operating performance of our properties in similar environments, including in comparisons with other REITs and hotel owners. While these measures are based on accounting principles generally accepted in the United States of America, or GAAP, costs such as depreciation, corporate expenses and other non-recurring revenues and expenses have been incurred and are not reflected in this presentation. As a result, the comparable hotel-level results do not represent total revenues or operating profit.

Further, results of operations for our hotels that are both managed and operated under the Marriott brand name report results on a 52 or 53-week fiscal year, which ends on the Friday closest to December 31. In 2002, these hotels reported 53 weeks of operations compared to 52 weeks for 2001. Our consolidated financial statements have been adjusted to reflect the results of operations for these properties on a calendar year basis. However, in reporting our hotel operating statistics (average room rates, occupancy, RevPAR and the Schedule of Comparable Hotel-Level Results), the results of the Marriott managed and branded hotels reflect 53 weeks in 2002 compared to 52 weeks in 2001.

We define our comparable hotels as properties that are owned or leased, directly or indirectly, by us and for which we reported operating results throughout 2002 and 2001. We exclude from our operating results hotels that have been acquired or sold during those periods, or that have had substantial property damage or that have undergone large scale capital projects. We also exclude rental income from non-hotel properties and the results of our leased limited service hotels.

SCHEDULE OF COMPARABLE HOTEL-LEVEL RESULTS[1]

UNAUDITED, IN MILLIONS, EXCEPT HOTEL STATISTICS	2002	2001
Number of hotels	**118**	118
Number of rooms	**56,327**	56,327
Percent change in Comparable RevPAR	**(5.1)%**	—
Comparable hotel operating profit margin	**24.2%**	26.0%
Percent change in comparable operating profit	**(9.6)%**	—
Sales:		
Room	**$ 2,082**	$ 2,160
Food and beverage	**1,118**	1,114
Other	**248**	282
Hotel sales	**3,448**	3,556
Expenses		
Room	**512**	520
Food and beverage	**819**	821
Other	**144**	147
Management fees, ground rent and other costs	**1,138**	1,144
Hotel expenses	**2,613**	2,632
COMPARABLE HOTEL OPERATING PROFIT	**835**	924
Business interruption insurance proceeds, net[2]	**17**	—
Non-comparable hotel results, net	**31**	30
Office building and limited service properties, net	**4**	9
Depreciation expense	**(372)**	(374)
Corporate and other expenses	**(49)**	(51)
Lease repurchase expense	**—**	(5)
OPERATING PROFIT	**$ 466**	$ 533

(1) We consider 118 of our hotels to be comparable properties for the periods presented. The five non-comparable properties that we currently own for the periods presented are the New York Financial Center Marriott (substantially damaged in the September 11, 2001 terrorist attacks), the Boston Marriott Copley Place (acquired in June 2002), The Ritz-Carlton, Naples Golf Resort (opened January 2002), JW Marriott Mexico City and the Mexico City Airport Marriott (we did not consolidate these two properties until we acquired Rockledge Hotel Properties, Inc. in April 2001).

(2) Represents the $17 million of business interruption insurance proceeds, net of certain operating expenses, we have recognized for the Marriott World Trade Center, which was destroyed September 11, 2001 and the New York Marriott Financial Center which was also damaged in the terrorist attack.

RESULTS OF OPERATIONS

Beginning January 1, 2001, we reported gross property level sales from the majority of our hotels, and our expenses included all property level costs including depreciation, management fees, real and personal property taxes, ground rent, equipment rent, property insurance and other costs. Our revenues for 2000 represent rental income on leases of our hotels. Expenses during 2000 represent specific owner costs, including real estate and property taxes, property insurance and ground and equipment rent.

As a result, our 2002 and 2001 results are not comparable to the historical reported amounts for 2000.

2002 COMPARED TO 2001

Revenues. Hotel sales declined $50 million, or 1.4%, to approximately $3,579 million for 2002 from $3,629 million in 2001. The $50 million decrease in hotel sales for 2002 primarily reflects the decrease in RevPAR for our properties of 4.9% to $100.74. While the decrease in RevPAR is due in part to the reduction in business and leisure travel, it is also the result of the change in business mix at our properties. Transient business, which includes the corporate and premium business segments, which generally pay the highest average room rates, has decreased by over 3% since 2000 as a percentage of room sales. Our managers have partially offset this decline with additional group and contract business and other segments that have lower average room rates. As a result, while occupancy has increased slightly, the average room rate has declined significantly. We believe these trends will continue to affect our operations until the economy strengthens and business travel increases.

Rental income decreased $35 million, or 25.7%, to $101 million for 2002 from $136 million in 2001. Rental income for 2002 and 2001 includes: 1) lease income from our limited service hotel leases of $71 million and $77 million, respectively, 2) lease income from full-service hotel leases of $24 million and $53 million, respectively, and 3) office space rental income of $6 million for both years. We repurchased the lessee entities with respect to four of the remaining five full-service hotels leased to third parties effective June 16, 2001 and terminated those leases for financial reporting purposes. As a result, we currently record rental income with respect to only one full-service hotel.

Operating Costs and Expenses. Operating costs and expenses decreased $20 million, or .6%, to $3,214 million in 2002 compared to 2001. This decrease is primarily the result of our efforts and those of our managers to control operating costs at the hotels and the overall decline in occupancy. However, overall our comparable hotel operating profit margin decreased 1.8 percentage points. Rental expense during 2002 and 2001 for our limited service hotel leases was $70 million and $71 million, respectively, and office space expense was $3 million for both periods. These expenses are included in other property-level expenses on the consolidated statements of operations. As previously discussed, we believe that operating margins will likely decline in 2003 as a result of total costs increasing at a rate greater than total revenues. In particular, we expect that costs such as wages, benefits and insurance will increase at a rate greater than inflation.

Corporate Expenses. Corporate expenses decreased by $2 million, or 6.3%, to $30 million in 2002 compared to 2001. The decrease in expenses was principally due to a decrease in stock-based compensation.

We have stock-based compensation plans under which we may award to participating employees options to purchase shares of our common stock, deferred shares of our common stock or restricted shares of our common stock as well as an employee stock purchase plan. The restricted shares issued to certain officers and key executives vest over a three-year period in annual installments based on continued employment and the attainment of performance criteria established by our Compensation Policy Committee. These shares are subject to market adjustments that result in compensation expense (benefit) on a quarterly basis. As a result of the decline in our stock price and our operations in 2002, certain performance thresholds were not met, and a portion of these shares previously granted were forfeited, resulting in the reversal of expense previously recognized and a reduction in 2002 overall expenses.

Minority Interest Expense. For 2002 and 2001, we recognized minority interest expense of $7 million and $23 million, respectively. The variance is primarily due to the decline in our results of operations over the course of 2002.

Discontinued Operations. During January 2002, we transferred the St. Louis Marriott Pavilion to the mortgage lender in a non-cash transaction. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which we adopted January 1, 2002, we classified the hotel's operating results as discontinued operations in all periods presented. As a result, at December 31, 2002 and 2001, we recorded income, net of taxes, of $7 million and a loss of $3 million, respectively, as discontinued operations.

Extraordinary Gain. During 2002, we recorded an extraordinary gain, net of tax, of $6 million, representing the extinguishment of debt on the St. Louis Marriott Pavilion. During 2001, we recorded an extraordinary loss, net of tax, of $2 million representing the write-off of deferred financing costs and certain fees paid to our lender in connection with renegotiations of the credit facility, as well as the refinancing of the mortgage debt on our Canadian properties.

2001 COMPARED TO 2000

Revenues. As discussed above, our revenues and operating profit for 2001 are not comparable to 2000, due to our acquisition of the lessee entities by our wholly owned taxable REIT subsidiary. The table below presents gross hotel sales for the years ended December 31, 2001 and 2000. For 2000, gross hotel sales were used as the basis for calculating rental income. The data is presented in order to facilitate an investor's understanding and comparative analysis of the operations of our properties and does not represent our revenues for these periods.

	YEAR ENDED	
IN MILLIONS	DECEMBER 31, 2001	DECEMBER 31, 2000
HOTEL SALES		
Rooms	$2,550	$2,877
Food and beverage	1,173	1,309
Other	306	323
Total hotel sales	$4,029	$4,509

The $480 million decrease in hotel sales for 2001 primarily reflects the decrease in RevPAR for our properties of 13.7% to $105.96. Room sales also declined as a result of the loss of sales from the New York Marriott World Trade Center and the New York Marriott Financial Center due to the terrorist acts of September 11, 2001. The declines were partially offset by incremental revenues provided by the 500-room expansion at the Orlando Marriott, which was placed in service in June 2000, and the addition of three hotels as a result of our consolidation of Rockledge Hotel Properties, Inc. ("Rockledge") and Fernwood Hotel Assets, Inc. ("Fernwood") as of March 24, 2001.

The decline in RevPAR during 2001 was generally due to a decrease in occupancy of 7.7 percentage points and a 4.1% decrease in room rates for the year. As a result of decreased hotel sales, we directed our managers to implement cost cutting measures and revenue enhancement programs at the property level during the second quarter in order to stabilize operating profit margins. These measures included increasing labor efficiency, particularly at the managerial level and in the food and beverage area at the hotels, reducing discretionary expenses in rooms, food and beverage, and repairs and maintenance and reducing energy consumption. While we believe these measures were moderately successful, profit margins on our portfolio of hotels still decreased 3.0 percentage points for 2001.

Corporate Expenses. Corporate expenses decreased by $10 million, or 24%, as a result of corporate cost cutting during 2001 and a decrease of $6 million in compensation expense related to employee stock plans.

Lease Repurchase Expense. In connection with the definitive agreement with Crestline Capital Corporation, or Crestline, in November 2000 for the purchase of the leasehold interests with respect to 116 hotels, we recorded a nonrecurring loss provision of $207 million. In 2001, as a result of the purchase of four additional leasehold interests, we recognized a loss of $5 million.

Minority Interest Expense. For 2001 and 2000, we recognized minority interest expense of $23 million and $72 million, respectively. The variance is primarily due to the decrease in the minority interest ownership of the operating partnership from 22% at December 31, 2000 to 8% at December 31, 2001. The decline is also a reflection of the decrease in our results of operations.

Equity in Earnings of Affiliates. Equity in earnings of affiliates decreased $24 million, or 89%, to $3 million for 2001. The decrease is principally due to the acquisition and consolidation of Rockledge and Fernwood on March 24, 2001.

Provision for Income Taxes. For the year ended December 31, 2001, we recorded an income tax provision of $9 million, a change of $107 million, from the $98 million income tax benefit in 2000. The change is primarily due to the $82 million benefit taken during 2000 due to the recognition of the income tax asset as a result of the purchase of the leasehold interests with respect to 116 hotels. Also, during 2001 and 2000, we favorably resolved certain tax matters and recognized $16 million and $32 million, respectively, related thereto as a benefit to our tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of cash are cash from operations, the sale of assets, borrowings under our credit facility and our ability to obtain additional financing through various financial markets. Our principal uses of cash are for payments of debt, capital expenditures, asset acquisitions, operating costs, corporate expenses and distributions to our equity holders and minority owners of the operating partnership. We believe our sources of cash will be sufficient to meet our current liquidity needs.

As of December 31, 2002, we had $361 million of cash and cash equivalents, which was an increase of $9 million over our December 31, 2001 balance. In addition, we have $133 million of restricted cash as a result of lender and management agreement restrictions. Additionally, approximately $171 million of our available cash and cash equivalents is held by our wholly-owned taxable REIT subsidiaries. The distribution of this cash to the operating partnership could, under certain circumstances, increase our current or future income tax expense and/or the amounts we are required to distribute to maintain our status as a REIT.

On July 25, 2002, we completed the renegotiation of the management and other agreements on 102 of our Marriott and Ritz-Carlton branded hotels, providing us with expanded approval rights over operating and capital budgets. In addition to these modifications, we expanded the pool of hotels subject to an existing agreement that allows us to sell assets unencumbered by a Marriott management agreement without the payment of termination fees. The revised pool includes 46 assets, 75% (measured by EBITDA) of which may be sold over approximately a ten-year or greater period (and 22.5% (measured by EBITDA) of which may be sold unencumbered by the Marriott brand). These changes were effective as of December 29, 2001. We have also completed the renegotiation of the management agreements on our four Swissôtel management contracts, and have the ability to terminate two management agreements immediately and the remaining two over the next five years. We believe that the modifications to the Swissôtel agreements together with our revised agreements with Marriott International will enhance our ability to dispose of our non-core assets more efficiently.

As part of the renegotiation with Marriott International, we also reduced the amount of working capital required and expanded an existing agreement that allowed us to fund furniture, fixtures and equipment expenditures as incurred from one account that we control rather than depositing funds into individual escrow accounts for each hotel. As a result, an additional $125 million in cash became available for our general use effective July 25, 2002. At that time, approximately $75 million of funds returned to us were previously held in furniture, fixtures and equipment escrows to fund capital expenditures. While we continue to be obligated to fund capital expenditures as such expenditures are approved by us, this modification has enabled us to use the available funds for general corporate purposes.

We will continue to maintain higher than normal cash balances in 2003 because we believe that the war in Iraq could adversely affect the economy and in particular the lodging industry, which would result in further decline in our operations. We believe that increased operating performance levels, specifically increased levels of business travel demand, would signal an opportunity to lower our cash balances through debt prepayments or asset acquisitions. While we currently have $300 million of availability under our credit facility and have no amounts outstanding thereunder, our forecast of operations indicates that we may fail to meet certain maintenance covenants for the credit facility during the second quarter of 2003. As a result, we expect to modify our financial covenants in the credit facility.

Approximately $116 million of our mortgage debt matures, and $102 million of regularly scheduled amortization on our mortgage debt occurs, prior to 2005. We have no other significant refinancing requirements until 2005.

We remain interested in pursuing single asset and portfolio acquisitions and have discussed the possibility of these transactions with several interested parties. We believe there will be opportunities over the next several years to acquire assets that are consistent with our target profile of upper-upscale and luxury properties in hard to duplicate urban, convention and resort locations. However, we cannot be certain as to the size or timing of acquisition opportunities or of our ability to obtain transaction financing.

We will continue to pursue opportunities to dispose of non-core assets that are not consistent with our portfolio strategy. During 2003, we expect to continue to have discussions with potential buyers for certain of our non-core hotels. We believe that, if consummated, sales of non-core properties transactions could result in net proceeds of between $100 million to $250 million. We intend to use the proceeds from dispositions to repay debt, though we could also elect to invest in our current portfolio or to acquire additional hotels. However, there can be no assurance that these dispositions will occur.

Cash provided by Operations. During 2002, our cash provided by operations increased by $91 million when compared to 2001. The increase over the prior year is partly due to an agreement we negotiated with Marriott International under which $50 million in cash became available to us because of a reduction in working capital requirements under our revised management agreements and the use of $208 million of operating cash in 2001 for the purchase of the lessee interests previously leased to Crestline. The overall increase in cash provided by operations was partially offset by the declining operating results at the hotels during 2002.

Cash used in Investing Activities. Based on our assessment of the current operating environment and to conserve capital, we continued our disciplined approach to capital expenditures during 2002. As a result, renewal and replacement capital expenditures at our properties have decreased by approximately

$60 million, or 29%, when compared to the same period in 2001. Despite these decreases, we have focused on property maintenance and selected improvements designed to maintain appropriate levels of quality. As a result of the changes in our agreements with Marriott International, approximately $75 million of funds previously held in escrow accounts for capital expenditures at certain properties has been returned to us. On June 14, 2002, we acquired the Boston Marriott Copley Place in Boston, Massachusetts for a purchase price of $214 million, which included the assumption of $97 million of mortgage debt.

We completed the sale of the Ontario Airport Marriott on January 24, 2003 for $26 million to the Westbrook Fund IV Acquisitions, LLC. We used the proceeds of this sale to retire certain of our debt.

The following table summarizes significant investing activities which were completed during the first quarter of 2003 and for the years 2002 and 2001 (in millions):

TRANSACTION DATE	DESCRIPTION OF TRANSACTION	SALE/(INVESTMENT) PRICE
2003		
January	Sale of Ontario Airport Marriott	$26
2002		
January	Development of the 295-room Golf Lodge at The Ritz-Carlton, Naples	(75)
June	Purchase of the 1,139-room Boston Marriott Copley Place	(214)
2001		
December	Sale of Vail Marriott Mountain Resort and the Pittsburgh City Center Marriott	65
June	Addition of a spa facility at the Marriott Harbor Beach Resort	(8)
June	Purchase of minority ownership interest(1)	(60)
April	Addition of a spa facility at The Ritz-Carlton, Naples	(25)
March	Purchase of 100% of the voting interest in Rockledge and Fernwood(2)	(2)

(1) The limited partner interests relate to seven full-service hotels.

(2) The voting interests were previously held by the Host Marriott Statutory Employee/Charitable Trust. Prior to the acquisition, we held a 95% non-voting interest in each company. As a result of the acquisition, we consolidated three full-service hotels, one of which was transferred to the lender in 2002.

Cash used in Financing Activities. During 2002, the cash used in financing activities primarily consisted of principal repayments on debt of $63 million and preferred stock dividend payments of $35 million. On December 20, 2002, we announced that our Board of Directors had declared a dividend of $0.625 per share of preferred stock, which was paid on January 15, 2003 to shareholders of record on December 31, 2002. We did not declare a dividend on our common stock during 2002.

We are aware that certain of our outstanding senior notes are currently trading at a discount to their respective face amounts. To reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, we may from time to time purchase senior notes for cash through open market purchases, privately negotiated transactions or by conducting a tender offer. Our Board of Directors has authorized the repurchase of up to $150 million of our senior notes from the proceeds of any dispositions. Repurchases of debt, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. During March 2003, we purchased $8 million of our 9.25% senior notes at par.

The following table summarizes significant financing activity, except for the credit facility, payment of dividends, and non-cash equity transactions (all of which are discussed below), during the first quarter of 2003 and for the years 2002, 2001 and (in millions):

TRANSACTION DATE	DESCRIPTION OF TRANSACTION	TRANSACTION AMOUNT
2003		
January	Partial prepayment of Ritz-Carlton, Naples and Buckhead mortgage loan	$ (17)
March	Retired a portion of 9.25% senior note due in 2007	(8)
2002		
January	Purchase of interest rate cap[2]	(3)
September	Retired 9.5% senior notes due in 2005[1]	(13)
2001		
March	Issuance of Class C cumulative redeemable preferred stock[5]	143
August	Proceeds from the Canadian mortgage loan[4]	97
August	Retired Ritz-Carlton, Amelia Island mortgage loan[4]	(88)
October	Retired San Antonio Marriott Riverwalk mortgage loan	(17)
December	Issuance of Series H senior notes[3]	450

(1) We retired the remaining $13 million of these senior notes at approximately 101% of par. We recorded a nominal loss on the retirement.

(2) This agreement caps the floating interest rate at 14% for the swap agreement for the Series I senior notes.

(3) Proceeds from the Series H senior notes were used to repay the outstanding balance on the credit facility. Additionally, we entered into an interest rate swap agreement with regards to this principal balance, as discussed below. These notes were exchanged in June 2002 for Series I senior notes on a one-for-one basis and are substantially identical to the Series H senior notes and are freely transferable by the holders.

(4) A Canadian subsidiary entered into a financing agreement pursuant to which it borrowed $97 million. The Calgary Marriott, Toronto Airport Marriott, Toronto Marriott Eaton Centre and Toronto Delta Meadowvale hotels serve as collateral. The proceeds from this financing were used to refinance existing indebtedness on these hotels, as well as to repay the $88 million mortgage note on The Ritz-Carlton, Amelia Island hotel.

(5) On March 27, 2001, we issued approximately 6.0 million shares of 10% Class C cumulative redeemable preferred stock for net proceeds of $143 million. Holders of the Class C Preferred Stock are entitled to receive cumulative cash distributions at a rate of 10% per year of the $25 per unit liquidation preference.

Debt. As of December 31, 2002, our total consolidated debt was approximately $5.6 billion. We have $136 million in principal amortization and debt maturities due during 2003 and $2.4 billion in principal amortization and debt maturities due over the next five years. The weighted average interest rate of all our debt is approximately 7.9% and our current average maturity is 5.5 years. Additionally, 90% of our debt has a fixed rate of interest as of December 31, 2002. Over time, we expect to increase the proportion of floating rate debt in our capital structure to 20% to 25% of our total debt, although there can be no assurances that we will be able to achieve this result on terms acceptable to us. In December 2001, in order to take advantage of low, short-term interest rates, we entered into an interest rate swap agreement (described in "Derivative Instruments") to convert the fixed rate of the Series H senior notes, which were subsequently exchanged into Series I senior notes, to a floating rate. In January 2002, we entered into a separate cap arrangement to limit our exposure to interest rate increases on this floating rate swap (described in "Derivative Instruments"). We continue to evaluate our mix of fixed rate and floating rate debt and, to the extent we deem it appropriate, we may enter into additional interest rate swap agreements related to some of our fixed rate debt.

In March 2003, we purchased $8 million of 9.25% senior notes due in 2007 at par and immediately retired the debt. On January 30, 2003, we prepaid $17 million of mortgage debt related to two of our Ritz-Carlton properties. On September 16, 2002, we called $13 million of 9.5% senior notes due in May 2005 at 101% of par. We immediately retired the notes and recorded an extraordinary loss of $150,000 on the early retirement of the debt, which is presented in the statement of operations, net of $6 million extraordinary gain on extinguishment of debt related to the transfer of the St. Louis Marriott Pavilion to the lender.

On June 6, 2002, we entered into a credit facility that provides an aggregate revolving loan commitment amount of up to $400 million ($300 million of which is available currently, with the balance becoming available to the extent that our leverage ratio meets a specified level.) The credit facility has an initial three-year term with an option to extend for an additional year if certain conditions are met. Interest on borrowings under the credit facility will be calculated based on a spread over LIBOR ranging from 2.50% to 3.75%. The rate will vary based on our leverage ratio. We are required to pay a quarterly commitment fee that will vary based on the amount of unused capacity under the credit facility. Currently, the commitment fee is .55% on an annual basis for available capacity and .10% on additional capacity. As of March 1, 2003, we have not drawn on the credit facility.

In addition to the customary affirmative and negative covenants and restrictions, the credit facility contains covenants that require us to maintain leverage ratios below specified levels as well as interest, fixed charges and unsecured interest coverage ratios above specified levels. While we are currently in compliance with these maintenance covenants, our current forecasts indicate that we may fail to meet certain of these ratios during the second quarter of 2003. As a result, we expect to modify the financial covenants in our credit facility. We do not have any amounts outstanding under the credit facility in advance of seeking a modification, and we believe that this will facilitate us in reaching an agreement with our lenders with regard to such a modification. There can be no assurances, however, that we will, in fact, reach such an agreement. In addition, any additional covenants could have an impact on our ability to conduct our operations.

Under the terms of the senior notes indenture and the credit facility, our ability to incur indebtedness is subject to restrictions and the satisfaction of various conditions, including an EBITDA-to-cash interest coverage ratio of at least 2.0 to 1.0. Beginning in the third quarter of 2002, we have not met this interest coverage ratio incurrence test. As a result, our ability to incur indebtedness is limited to indebtedness specifically permitted under the credit facility and the senior notes indenture, such as borrowings under the credit facility and borrowings in connection with a refinancing of existing debt. Our failure to meet this interest coverage ratio also restricts our ability to pay dividends on our common and preferred equity, except to the extent necessary to maintain our status as a REIT. We are currently considering several options to improve our interest coverage. These options could include, among others, retiring existing debt, swapping certain of our fixed interest rate debt for lower floating interest rate debt or acquiring properties with low or no indebtedness. There can be no assurance that these options will be available to us, or if available, that these options would be economically justifiable to implement.

We have approximately $3.2 billion of senior notes outstanding that are currently rated by Moody's and Standard & Poor's. As a result of the significantly reduced operating levels which followed the September 11, 2001 terrorist attacks and the economic slowdown, the ratings on these senior notes and the senior notes issued by many other lodging companies were downgraded and placed on negative credit watch. On February 13, 2003, Standard and Poor's downgraded its rating on our senior debt from BB- to B+. At the same time Standard & Poor's also downgraded its rating on our preferred stock from B- to CCC+. The other rating agency affirmed our rating, but if operating results continue to decline, they will be more likely to downgrade their rating on our debt. While we have no significant senior note maturities until 2005, if operations were to decline further, or if our credit ratios do not otherwise improve, our senior notes could be downgraded further. If we were unable to subsequently improve our credit ratings, our cost to issue additional senior notes, to refinance this debt as it comes due or to issue additional preferred stock would likely increase.

All of our mortgage debt is recourse solely to specific assets except for fraud, misapplication of funds and other customary recourse provisions. We have thirty assets that are secured by mortgage debt. Twelve of these assets are secured by mortgage debt that contains restrictive covenants that require the mortgage servicer or lender to retain and hold in escrow the cash flow after debt service when it declines below specified operating levels. The impact of these covenants is discussed below.

Eight of our hotel properties secure a $609 million mortgage loan that is the sole asset of a trust that issued commercial mortgage pass-though certificates, which we refer to as the CMBS Loan. These hotels securing the CMBS Loan are the New York Marriott Marquis, the San Francisco Airport Hyatt Regency, the Cambridge Hyatt Regency, the Reston Hyatt Regency, and the Swissôtels in Boston, New York, Atlanta and Chicago, which we refer to as the CMBS Portfolio. The CMBS Loan contains a provision that requires the mortgage servicer to retain the excess cash from the CMBS Portfolio after payment of debt service if net cash flow after payment of taxes, insurance, ground rent and reserves for furniture, fixtures and equipment for the trailing twelve months declines below $96 million. Annual debt service is approximately $64 million. As a result of the effect on operations of the September 11, 2001 terrorist attacks and the economic slowdown, this provision was triggered beginning in the third quarter of 2002 and will remain in effect until the CMBS Portfolio generates the necessary minimum cash flow for two consecutive quarters, at which point, the cash that has been escrowed will be returned to us. As of December 31, 2002, approximately $10 million of cash has been escrowed. Additional amounts will be escrowed, and these amounts may be significant. There can be no assurance that the CMBS Portfolio will reach the minimum cash flow for the required period of time so that the cash will be released.

On July 12, 2002, we modified the terms of the mortgage debt secured by our four Canadian properties. Under the terms of this modification, we have agreed to escrow the excess cash flow from these hotels on a retroactive basis effective December 29, 2001. To the extent that cash flow available for debt service for the twelve months ended March 28, 2003 is insufficient to achieve a specified debt-service coverage level, some or all of the escrowed excess cash flow will be applied to the outstanding balance of this debt. Thereafter, excess cash flow will continue to be applied to the outstanding balance to the extent necessary to achieve the specified level of debt service coverage. As of December 31, 2002, approximately $7 million of cash is escrowed in connection with this provision. The majority of the balance will be applied to the outstanding balance of the indebtedness and the balance of the escrow will be released to us. Thereafter, we do not expect to be required to apply additional amounts of excess cash flow to the outstanding balance of the debt. However, if actual results fall short of the current forecast, additional amounts may be escrowed, which would result in additional principal repayments being made.

Derivative Instruments. Historically, our debt has primarily been fixed rate including all of our previous series of senior notes. We have increased the amount of our exposure to variable rate instruments with the issuance of our Series H senior notes, which were subsequently exchanged into Series I senior notes, by using a derivative product. On December 20, 2001, we entered into an interest rate swap agreement, maturing in January 2007. Under the swap, we receive fixed-rate payments at 9.5% and pay floating-rate payments based on one-month LIBOR plus 4.5% on a $450 million notional amount. On January 4, 2002, in a separate agreement with a different counterparty, we purchased an interest rate cap for $3 million with the same notional amount which caps the floating interest rate at 14%.

Our Canadian subsidiaries entered into financing agreements pursuant to which they borrowed $96.6 million due August 2006 at a variable rate of LIBOR plus 2.75%. Since the mortgage loan on these Canadian properties is denominated in U.S. Dollars and the functional currency of the Canadian subsidiary is the Canadian Dollar, we purchased derivative instruments for hedging of the foreign currency investment. Additionally, we purchased a separate interest rate cap relating to $48.3 million of the debt for approximately $400,000 which effectively capped the interest rate at 10.75%. See "Quantitative and Qualitative Disclosure about Market Risk," for additional information on these derivative instruments.

LEASE OBLIGATIONS

HPT Leases. Prior to 1997, we divested certain limited-service hotel properties through the sale and leaseback of 53 Courtyard by Marriott properties and 18 Residence Inn properties to Hospitality Properties Trust, or HPT. As part of the REIT conversion, the Courtyard and Residence Inn properties were subleased to subsidiaries of Crestline. The properties are managed by Marriott International under long-term management agreements. Rent payable by Crestline under the non-cancelable subleases consists of the minimum rent payable under the HPT leases plus an additional percentage rent based upon sales levels and is guaranteed by Crestline up to a maximum amount of $30 million.

Other Lease Activities. We have lease and sublease activity relating to our former restaurant operations for which we remain either directly or contingently liable. As of December 31, 2002, the expected sublease rental income for the restaurant operations exceeded our lease liability. For a more detailed discussion of our lease obligations, see Note 9 to the consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The table below summarizes our obligations for principal payments on our debt and future minimum lease payments on our operating and capital leases (in millions):

		PAYMENTS DUE BY PERIOD			
IN MILLIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations(1)	$5,625	$136	$642	$1,645	$3,202
Capital Lease Obligations(2)	16	5	10	1	—
Operating Lease Obligations(3)	2,030	110	208	195	1,517
Total	$7,671	$251	$860	$1,841	$4,719

(1) The amounts shown include amortization of principal and debt maturities on our debt, as well as discounts of $6 million on our senior notes. The amounts do not include $16 million of capital lease liabilities.

(2) Future minimum lease payments have not been reduced by aggregate minimum sublease rentals from restaurants of $3 million, payable to us under non-cancelable subleases. The lease payments also include interest payable of $3 million.

(3) Future minimum lease payments have not been reduced by aggregate minimum sublease rentals from restaurants and HPT subleases of $36 million and $657 million, respectively, payable to us under non-cancelable subleases.

INVESTMENTS IN AFFILIATES

We own certain investments which we do not consolidate and, accordingly, are accounted for under the equity method of accounting in accordance with our accounting policies as described in Note 1 to the consolidated financial statements. We have included the table below and the following discussion to provide investors with additional information on these investments. Investments in affiliates consist of the following as of December 31, 2002:

IN MILLIONS	OWNERSHIP INTERESTS	INVESTMENT	DEBT	ASSETS
CBM Joint Venture LLC	50%	$ 76	$ 911	120 Courtyard hotels
JWDC Limited Partnership	55%	37	95	JW Marriott, Washington, D.C.
Tiburon Golf Ventures, L.P.	49%	20	—	36-hole golf course
Total		$133	$1,006	

One of our wholly-owned taxable REIT subsidiaries continues to own a 50% interest in a joint venture with Marriott International that owns, through two limited partnerships, 120 Courtyard by Marriott properties totaling approximately 17,550 rooms. The joint venture, CBM Joint Venture LLC, had approximately $911 million of debt at December 31, 2002. This debt is comprised of first mortgage loans secured by the properties owned by each of the two partnerships, senior notes secured by the ownership interest in one partnership and mezzanine debt with a face amount of $200 million. Amortization for the mortgage debt was approximately $30 million for the year ended December 31, 2002. The mezzanine debt is an obligation of the joint venture and was provided by an affiliate of Marriott International. All of the debt is non-recourse to, and not guaranteed by, us or any of our subsidiaries.

RevPAR at the Courtyard hotels declined 9.9% in 2002. Based on our current forecasts for 2003, we expect that these hotels will generate sufficient cash flow from operations to fund the respective debt service obligations of the two partnerships. However, because of seasonality issues, one of the partnerships is expected to make use of a senior note debt service reserve, as well as certain rights to require repayment to the partnership of certain expenses previously paid and subordination provisions for current payments in its ground leases and management agreements. In addition, we anticipate that the joint venture will defer interest payments on the mezzanine debt at least until the second half of 2003. Deferral of the interest payments due on the mezzanine debt is not a default. To the extent deferred, unpaid balances are added to principal and earn interest at 13%. As of December 31, 2002, the partnerships and the joint venture maintained aggregate cash balances of approximately $23 million.

We currently have a non-controlling investment in a partnership that owns the JW Marriott hotel in Washington, D.C. The partnership, JWDC Limited Partnership, is the borrower under a $95.3 million mortgage loan that matures in December 2003. The mortgage is secured by the hotel and is non-recourse to us. Between January 15, 2003 and June 30, 2003, Host LP has the option to purchase the 44.4% limited partner interest of one of the partners for the fair value of the interest (approximately $3 million). Host LP also has the option to purchase our co-general partner's 1% general partner interest for the lesser of $375,000 or fair value of the interest in the second quarter of 2003. Absent other circumstances, we intend to exercise these rights and will begin to consolidate the partnership, at which time we will repay or refinance the mortgage loan.

We currently have a 49% interest in Tiburon Golf Ventures, L.P., which owns the 36-hole Greg Norman-designed golf course surrounding The Ritz-Carlton, Naples Golf Resort.

Also, during the third quarter of 2002, we converted our 1% general partnership interest in the Mutual Benefit Marriott Hotel Associates-I, Limited Partnership (a partnership that owned the Richmond Marriott hotel) to a 1% limited partnership interest in this partnership. Mutual Benefit Marriott Hotel Associates-I, Limited Partnership is a 5% owner of a partnership that owns the hotel.

We are currently a .1% general partner of Camelback Inn Associates Limited Partnership, which owns the Camelback Inn Marriott Resort, Golf Club and Spa. We do not have any guarantees or commitments in relation to this partnership, and all of the debt for this partnership is non-recourse to us.

We own minority interests in two partnerships. One owns the Budapest Marriott, and the other owns the Des Moines Marriott. We also own minority preferred shares in STSN, Inc., a technology service provider company. As a result of operating losses at these investments, we wrote the carrying value down to zero prior to January 1, 2000. Further, we have not received any distributions from these investments. We do not have any guarantees or commitments in relation to any of these interests. We do incur immaterial expenses related to these investments. If we are able to dispose of these investments, we will recognize a gain in an amount equal to the proceeds received.

During the second and third quarters of 2002, we sold our 1% general partner interests in the Marriott Residence Inn Limited Partnership and Marriott Residence Inn II Limited Partnership, which owned 15 and 23 Residence Inn properties, respectively.

For a more detailed discussion of our other real estate investments, which includes a summary of the outstanding debt balances of our affiliates, see Note 4 to the consolidated financial statements.

GUARANTEES

We have certain guarantees, which consist of commitments we have made to third parties for leases or debt, that are not on our books due to various dispositions, spin-offs and contractual arrangements, but that we have agreed to pay in the event of certain circumstances including default by an unrelated party. We consider the likelihood of any material payments under these guarantees to be remote. The guarantees are listed below:

- We remain contingently liable for leases on certain divested non-lodging properties. These primarily represent divested restaurants that were sold subject to our guarantee of rental payments. The amount is approximately $48 million as of December 31, 2002.
- In connection with the sale of the El Paso Marriott hotel in 1999, we provided a guarantee to the City of El Paso in the event the purchaser, Columbia Sussex, defaults on bonds supported by the cash flows from the hotel. However, the purchaser also provided a standby letter of credit, a corporate guaranty and has been making sinking fund deposits, all of which would serve as collateral to the extent our guarantee was called. Our guarantee supports the $14 million of bonds outstanding as of December 31, 2002. We have elected to exercise our right under the guarantee to require Columbia Sussex to retire the bonds prior to June 14, 2003. We are obligated to pay a 1%, or $140,000, prepayment penalty in connection with the early retirement of this debt at the time of such retirement.
- We, through our ownership interest in the operating partnership, are obligated under the partnership agreement (and various tax-sharing agreements with former affiliated entities) to pay all taxes (federal, state, local and foreign—including any related interest and penalties) incurred by us, as well as any liabilities that the IRS successfully may assert against us and under certain circumstances against former affiliated entities. As the potential liability is based in part on a finding by a specific taxing authority, these amounts cannot be estimated at this time.
- In 1997, we owned Leisure Park Venture Limited Partnership, which owns and operates a senior living facility. We spun-off the partnership as part of Crestline in our conversion to a REIT, but we remain obligated under a guarantee of interest and principal with regard to $14.7 million of municipal bonds issued by the New Jersey Economic Development Authority through their maturity in 2027. However, to the extent we are required to make any payments under the guarantee, we have been indemnified by Crestline, who is indemnified by the subsequent purchaser of the facility.

INSURANCE

Insurance Recovery and Revenue Recognition for the Terrorist Acts. We are working closely with our insurance companies to resolve our claims related to the destruction of the Marriott World Trade Center and the damage to the New York Marriott Financial Center, including negotiating insurance payments for property damage, as well as business interruption. At the same time, we are working with the Port Authority of New York and New Jersey, or Port Authority, and the Lower Manhattan Development Corporation to determine how the World Trade Center site in New York will be redeveloped, though we anticipate that it will be several years before these issues are resolved. In accordance with accounting rules, we wrote off the $129 million net book value of the World Trade Center hotel in the fourth quarter of 2001 and recorded a corresponding receivable for property insurance proceeds due to us under the terms of our insurance contract.

Our property insurance policy covering the Marriott World Trade Center provides payment of full replacement costs to rebuild the hotel. We are required to rebuild the hotel under the terms of our ground lease with the Port Authority and are currently developing an estimate of the replacement cost of the hotel. Should the plan developed for the World Trade Center site not include a hotel, we have two options under our insurance policy: first would be to apply the replacement cost to acquiring or constructing a hotel at another location; second would be to accept a lesser amount as defined in the insurance policy and not be required to apply that amount toward the acquisition or development of a hotel. We have received minimal insurance proceeds for property damage at the Marriott World Trade Center and, to the extent that we receive additional funds, they will be held in escrow by a trustee until there is a final resolution on rebuilding.

We reopened the New York Marriott Financial Center on January 7, 2002. We have received a total of approximately $6 million in insurance proceeds for property damage to this hotel, which have been used to pay for building repairs.

We expect to continue to receive business interruption proceeds for what we believe our operating results would have been at the Marriott World Trade Center absent the terrorist attacks, although the timing of the receipt of some of these proceeds cannot be determined with certainty.

Since September 11, 2001, we have received $35 million in business interruption insurance with respect to the two hotels. These proceeds have been offset by $12.1 million of operating expenses for the same period, primarily representing net operating losses at the New York Marriott Financial Center, ground lease payments at the Marriott World Trade Center and severance and other payroll costs. As a result of the resolution of certain contingencies related to a portion of the insurance recoveries, we were able to recognize approximately $17 million of income associated with business interruption insurance on these two properties during 2002, which is recorded in other hotel sales on the consolidated statements of operations.

Insurance Coverage. Certain of our lenders require us to obtain adequate or full replacement cost "all-risk" property insurance through insurers that maintain certain ratings from Standard & Poor's, A.M. Best or other rating agencies. During the annual renewal of our property insurance policies, which was completed during the second quarter of 2002, our managers and/or brokers purchased the property insurance program that was commercially reasonable and available at that time. However, we were unable to obtain full and complete terrorism insurance coverage for all types of terrorist attacks, although the passage of the Terrorism Risk Insurance Act of 2002 significantly improved the levels and breadth of coverage available. Further, certain of our insurance carriers did not meet lender rating requirements at the time of the renewal. As a result of the terrorist attacks of September 11, 2001, the economic downturn and the potential for additional terrorist acts, one of our major carriers on the Marriott International property program was downgraded by the rating agencies, thereby exacerbating the rating non-compliance issue. We have notified our lenders and they have waived the requirement or provided written assurances that they are satisfied with our insurance regarding compliance with these covenants, although the lenders have reserved the right to enforce coverage and ratings requirements at a later date. If we are required to obtain new or additional insurance, or if the lenders or servicers exercise their rights to purchase such coverage on our behalf and charge us for it, it is likely that the premiums will be higher and the increase in cost could be material.

Insurance Coverage on Mexican Properties. We carry comprehensive insurance coverage for general liability, property, business interruption and other risks with respect to all of our hotels and other properties. These policies offer coverage features and insured limits that we believe are customary for similar type properties. One of our properties, the Mexico City Marriott Airport hotel has experienced a measurable amount of settlement during the past several years. While settlement of buildings in the region of Mexico City where the hotel is located is common and widespread, our hotel has shown different degrees of settlement in different parts of the building. While we have commenced remediation activities at this hotel, there can be no assurance that such remediation will successfully correct the uneven settlement. If we are unable to correct the uneven settlement to the satisfaction of our insurers, any resulting property loss or loss of ability to use the hotel may not be covered by insurance. The net book value of the hotel was $35 million at December 31, 2002.

FFO AND EBITDA

Set forth below are two non-GAAP financial measures that we use and that we believe are useful to investors: Comparative Funds From Operations Available to Common Stockholders, which we refer to as Comparative FFO, and Earnings Before Interest Expense, Taxes, Depreciation and Amortization and other non-cash items, or EBITDA. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminish predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be misleading or uninformative. The National Association of Real Estate Investment Trusts, or NAREIT, adopted the definition of Funds From Operations, or FFO, in order to promote an industry-wide standard measure of REIT operating performance that would not have certain drawbacks associated with net income under GAAP. Management believes that the presentation of Comparative FFO provides useful information to investors regarding our financial condition and results of operations because it is a measure of our ability to service debt, fund capital expenditures and expand our business.

However, Comparative FFO and EBITDA as presented may not be comparable to amounts calculated by other companies. This information should not be considered as an alternative to net income, operating profit, cash from operations, or any other operating performance measure prescribed by GAAP. Cash expenditures for various long-term assets, interest expense (for EBITDA purposes only) and other items have been and will be incurred and are not reflected in the EBITDA and Comparative FFO presentations.

Comparative FFO. NAREIT defines FFO as net income (computed in accordance with GAAP) excluding gains or losses from sales of real estate and real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Comparative FFO consists of FFO adjusted for significant non-recurring items such as the tax benefit of the repurchase of the leasehold interests in 2000 and 2001 and tax refunds in 2002. We also adjust FFO to reflect the payment of our preferred dividends as these funds are not available to common shareholders, which is consistent with the calculation of net income available to common shareholders under GAAP.

EBITDA. Management believes that the presentation of EBITDA provides useful information to investors regarding our financial condition and results of operations because EBITDA is useful for evaluating our capacity to incur and service debt, fund capital expenditures and to expand our business. Specifically, our lenders and rating agencies believe that EBITDA is a better measure of unleveraged cash flow that can be isolated by asset and is utilized to determine our ability to service debt. Restrictive covenants in our senior notes indenture and our credit facility each contain incurrence ratios based on EBITDA. Management also uses EBITDA as one measure in determining the value of acquisitions and dispositions.

As a result of the decline in operations, EBITDA decreased $43 million, or 4.7%, to $863 million in 2002 from $906 million in 2001. Comparative FFO available to common shareholders also decreased $70 million, or 18.9%, to $300 million in 2002 over 2001. The following is a reconciliation of income from continuing operations to EBITDA and Comparative FFO:

IN MILLIONS	YEAR ENDED DECEMBER 31, 2002	DECEMBER 31, 2001
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ (29)	$ 56
EBITDA from discontinued operations	—	3
Interest expense	466	458
Dividends on Convertible Preferred Securities	32	32
Depreciation and amortization	372	374
Minority interest expense	7	23
Income taxes	6	9
Lease repurchase expense	—	5
Equity in (earnings) losses of affiliates	9	(3)
Other changes, net	—	(10)
EBITDA OF HOST LP	863	947
Distributions to minority interest partners of Host LP(1)	—	(41)
EBITDA OF HOST MARRIOTT	$863	$906
EBITDA OF HOST LP	$863	$947
Interest expense	(466)	(458)
Dividends on Convertible Preferred Securities	(32)	(32)
Dividends on preferred stock	(35)	(32)
Income taxes	(6)	(9)
Partnership adjustments and other	(2)	12
Adjustments for discontinued operations	—	(2)
Tax benefit of lease repurchase(2)	12	10
Tax effect of nonrecurring items(3)	(4)	(16)
COMPARATIVE FUNDS FROM OPERATIONS OF HOST LP AVAILABLE TO COMMON UNITHOLDERS	330	420
Comparative Funds From Operations of minority partners of Host LP(4)	(30)	(50)
COMPARATIVE FUNDS FROM OPERATIONS AVAILABLE TO COMMON SHAREHOLDERS OF HOST MARRIOTT	$300	$370

(1) Distributions to minority interest partners of Host LP of $41 million in 2001 reflect cash distributions made during the year to minority holders of operating partnership interests, or OP Units, and holders of certain preferred OP Units. No distributions were made during 2002.

(2) This adjustment reflects the realization of the income tax benefit from the purchase of 120 leasehold interests at year-end 2000 and June 2001.

(3) Comparative FFO is adjusted to reflect the effect of non-recurring items in the current period tax provision/(benefit) including the resolution of prior year tax matters and other items.

(4) We are the sole general partner in the operating partnership and as of December 31, 2002 and 2001, held approximately 90% and 92%, respectively, of the outstanding OP Units. The $30 million and $50 million deducted for 2002 and 2001, respectively, represent the Comparative FFO attributable to the interests in the operating partnership earned by the minority partners.

Our interest coverage, defined as EBITDA divided by cash interest expense, was 1.9 times, 2.0 times and 2.4 times for 2002, 2001 and 2000, respectively. The ratio of earnings to fixed charges and preferred stock dividends was 1.1 to 1.0 and 1.2 to 1.0 in 2001 and 2000, respectively. In 2002, we had a deficiency of earnings to fixed charges and preferred stock dividends of $32 million, primarily due to depreciation expense. In accordance with SEC regulations, the ratio is calculated as the sum of pre-tax income from continuing operations before adjustments for minority interest and income (loss) from equity investments plus amortization of capitalized interest, distributions from equity investments and fixed charges less capitalized interest and dividends on preferred stock divided by fixed charges which is the sum of interest expensed and capitalized, dividends on Convertible Preferred Securities and preferred stock and the estimate of interest within rental expense.

Inflation. Our properties have been impacted by inflation through its effect on increasing costs. Unlike other real estate, hotels have the ability to set rent (room rates) levels on a daily basis, so the impact of higher inflation often can be passed on to customers. However, the current weak economic environment has resulted in a decline in demand and has restricted our managers' ability to raise room rates to offset rising costs.

Critical Accounting Policies. Our consolidated financial statements include accounts of the company and all consolidated subsidiaries. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. While we do not believe the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. All of our significant accounting policies are disclosed in Note 1 to our consolidated financial statements. The following represent certain critical accounting policies that require the use of business judgment or significant estimates to be made:

- ***Determination of Fair Value of Long-lived Assets.*** The determination of the fair value or impairment of assets is based on a number of assumptions including results of future operations and expected cash flows. Judgment is required for determining the growth rate of these properties, the need for capital expenditures, as well as specific market and economic conditions. Additionally, the timing of this determination can be affected by the classification of these assets as held-for-sale.
- ***Depreciation and Amortization Expense.*** Depreciation expense is based on the estimated useful life of our assets. Amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful life of the related assets. The life of the assets are based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. While management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of the assets.
- ***Incentive Management Fees.*** Incentive management fees due to managers are accrued when earned, whether or not paid, based on stated formulas in management agreements. However, judgment can be required during interim reporting periods as a result of the change in allocation ratios at specified times or upon the occurrence of certain events. Fees earned on a full year basis are not affected because the management fees are determined annually; however, there can be variation among the quarters which may affect reported results.
- ***Consolidation policies.*** Judgment is required with respect to the consolidation of partnership and joint venture entities in the evaluation of control, including assessment of the importance of rights and privileges of the partners based on voting rights, as well as financial interests that are not controllable through voting interests. Currently, we have investments in entities that in the aggregate own 124 hotel properties and other investments which we record using the equity method of accounting. The debt on these investments is non-recourse to the company and the effect of their operations on our results of operations is not material. For further detail on our unconsolidated entities see Note 4 to our consolidated financial statements.

New Accounting Standards. In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." This interpretation requires an existing unconsolidated variable interest entity to be consolidated by their primary beneficiary if the entity does not effectively disperse risk among all parties involved or if other parties do not have significant capital to finance activities without subordinated financial support from the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation is effective immediately for variable interest entities created after January 31, 2003 and no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for interests in variable interest entities that were acquired prior to February 1, 2003. Absent other circumstances, we believe that this interpretation will require us to consolidate the JWDC Limited Partnership, which owns the JW Marriott hotel in Washington, D.C., during 2003. For more detail on our ownership interest in the JWDC Limited Partnership, see Note 4 to our consolidated financial statements.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation outlines disclosure requirements in a guarantor's financial statements relating to any obligations under guarantees for which it may have potential risk or liability, as well as clarifies a guarantor's requirement to recognize a liability for the fair value, at the inception of the guarantee, of an obligation under that guarantee. The initial recognition and measurement provisions of this interpretation are effective for guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. As of March 1, 2003, we have not provided any guarantees that would require recognition as liabilities under this interpretation. We have disclosed guarantees in accordance with this interpretation in this annual report.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. We do not expect the statement to have a significant impact on our financial position or operating results.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this standard, which primarily relate to the rescission of Statement 4, eliminate the requirement that gains and losses from the extinguishment of debt be classified as extraordinary items unless it can be considered unusual in nature and infrequent in occurrence. These provisions are effective in fiscal years beginning after May 15, 2002. We will implement the provisions of SFAS No. 145 beginning in fiscal year 2003. At the time of implementation, we will reclassify any gains or losses from debt extinguishments in prior periods as income (loss) from operations. We do not expect the statement to have a significant impact on our financial position or operating results.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets" to determine when a long-lived asset should be classified as held for sale, among other things. Those criteria specify that the asset must be available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such assets, and the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, within one year. This Statement is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 requires that for dispositions after the Statement's effective date, gains and losses from the dispositions of investment properties and the properties' historical operating results will be treated as discontinued operations, and therefore, be classified separately from income from continuing operations. Prior period operating results of disposed assets previously included in continuing operations must be reclassified as discontinued operations for all periods presented, although net income is not affected. As a result of the transfer of the St. Louis Marriott Pavilion to the mortgage lender in 2002, we have restated the statement of operations for all periods presented to reflect the operations of the property as discontinued operations (See Note 12 to our consolidated financial statements). We do not expect the statement to have a significant impact on our financial position or operating results.

Change in Accounting for Stock Options

At December 31, 2002, we have two stock-based employee compensation plans, which are described more fully in Note 10 to our consolidated financial statements. Prior to 2002, we accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost relating to the employee stock option plan is reflected in 2001 and 2000 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. In addition, no stock-based employee compensation cost relating to the employee stock purchase plan is reflected in 2001 and 2000 net income as the plan was considered non-compensatory under APB 25. Effective January 1, 2002, we adopted the fair value recognition provisions of the Financial Accounting Standards Board's SFAS No. 123, "Accounting for Stock-Based Compensation," prospectively to all employee awards granted, modified or settled after January 1, 2002. Awards under our employee stock option plan generally vest over four years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The adoption of SFAS No. 123 did not change the calculation of stock-based employee compensation costs for shares granted under our deferred stock and restricted stock plans.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations.

For debt obligations, the table presents scheduled maturities and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Weighted average interest rates are based on implied forward rates in the yield curve as of December 31, 2002. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are presented in U.S. dollar equivalents, which is the company's reporting currency.

	EXPECTED MATURITY DATE							
$ IN MILLIONS	2003	2004	2005	2006	2007	THERE-AFTER	TOTAL	FAIR VALUE
LIABILITIES								
Debt:								
Fixed Rate	$ 135	$ 81	$ 558	$ 647	$ 906	$3,215	$5,542	$5,624
Average interest rate	8.1%	8.1%	8.1%	8.0%	7.9%	7.8%		
Variable Rate								
Canadian mortgage	$ 1	$ 1	$ 2	$ 92	$ —	$ —	96	102
Average interest rate	4.5%	5.8%	6.7%	7.3%	—%	—%		
Total Debt							$5,638	$5,726
INTEREST RATE DERIVATIVES								
Interest Rate Swaps								
Fixed to Variable	$ —	$ —	$ —	$ —	$ 450	$ —	$ 450	$ 40
Average pay rate	6.2%	7.6%	8.4%	9.0%	9.6%	—%		
Average receive rate	9.5%	9.5%	9.5%	9.5%	9.5%	—%		

Under SFAS 133 "Accounting for Derivatives and Hedging Activities," as it relates to our derivative products, we have entered into an interest rate swap that is designated as a fair value hedge and is treated as a hedge for tax purposes. Since the requirements for hedge accounting have been met, the swap is recorded at fair value on the balance sheet with changes in the fair value recorded to the carrying value of the Series I senior notes. Additionally, the amounts paid or received under the swap agreement will be recognized over the life of the agreement as an adjustment to interest expense. This interest rate swap agreement converted our payment obligations on the $450 million amount from a fixed rate to a floating rate based on one-month LIBOR plus 4.5%. A change in the LIBOR rate of 100 basis points will result in $4.5 million increase or decrease in our annual interest expense.

On January 4, 2002, in a separate agreement with a different counterparty, we purchased, for approximately $3 million, an interest rate cap with the same notional amount ($450 million) which caps the floating interest rate at 14% on the swap agreement for the Series I debt. In August 2001, we purchased an interest rate cap as part of our refinancing of $96.6 million of debt on our Canadian properties. The interest rate cap was purchased for approximately $0.4 million and is based on a notional amount ($48.3 million) which caps the floating interest rate at 10.75%. Under SFAS 133, the caps do not qualify for hedge accounting, and, therefore, will be marked to market and the gains and losses from changes in the market value of the caps will be recorded in other income or expense in the current period.

As of December 31, 2002, approximately 90% of our debt bears interest at fixed rates. This debt structure largely mitigates the impact of changes in the rate of inflation on future interest costs. We have some financial instruments that are sensitive to changes in interest rates, including our credit facility. The interest rate on our credit facility is based on a spread over LIBOR, ranging from 2.5% to 3.75%. There were no amounts outstanding on our credit facility at December 31, 2002. The weighted average interest rate for our credit facility was 5.5% for the year ended December 31, 2002. The weighted average interest rate for the prior credit facility was 4.4% for the year ended December 31, 2001. The prior credit facility was repaid in full in December 2001 with the net proceeds from the offering of the Series H senior notes, which were subsequently exchanged for Series I senior notes, and a portion of the proceeds from the sale of two properties.

EXCHANGE RATE SENSITIVITY

The table below summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

	EXPECTED MATURITY DATE							
	2003	2004	2005	2006	2007	THERE-AFTER	TOTAL	FAIR VALUE
ANTICIPATED TRANSACTIONS AND RELATED DERIVATIVES								
Foreign Currency Forward Exchange Agreements								
Contract Amount (in millions)	$8.3	$8.9	$9.2	$97.0	$—	$—	$123.4	$127.2
Average Contractual Exchange Rate	1.56	1.56	1.57	1.57	—	—		

On August 30, 2001, Canadian subsidiaries of the operating partnership entered into a mortgage loan pursuant to which they borrowed $96.6 million (denominated in U.S. dollars) at a variable rate of LIBOR plus 2.75%. The Calgary Marriott, Toronto Airport Marriott, Toronto Marriott Eaton Centre, and Toronto Delta Meadowvale hotels serve as collateral for this financing. In addition, since the mortgage loan on these Canadian properties is denominated in U.S. Dollars and the functional currency of the Canadian subsidiaries is the Canadian Dollar, the subsidiaries entered into currency forward contracts to hedge the currency exposure of converting Canadian dollars to U.S. dollars on a monthly basis to cover debt service payments. This swap has been designated as a cash flow hedge of the debt service payments, and the forward contracts are recorded at fair value on the balance sheet with offsetting changes recorded in accumulated other comprehensive income. The fair value of the forward contracts is recorded each period. The weighted average interest rate for this mortgage loan was 4.6% and 5.5%, respectively, for the years ended December 31, 2002 and 2001. The fair value of the forward contracts was $3.8 million and $1.5 million, respectively, at December 31, 2002 and 2001.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We identify forward-looking statements in this annual report and the information incorporated by reference herein by using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "may be", "objective", "plan", "predict", "project" and "will be" and similar words or phrases, or the negative thereof.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

- national and local economic and business conditions, including the continuing effect of the war in Iraq and potential terrorist activity on travel, that will affect, among other things, demand for products and services at our hotels and other properties, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing and our liquidity;
- our ability to maintain properties in a first-class manner, including meeting capital expenditure requirements;
- our ability to compete effectively in areas such as access, location, quality of accommodations and room rate;
- our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations;
- our degree of leverage which may affect our ability to obtain financing in the future;
- the reduction in our operating flexibility resulting from restrictive covenants in our debt agreements, including the risk of default that could occur;
- changes in travel patterns, taxes and government regulations that influence or determine wages, prices, construction procedures and costs;
- government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;
- the effects of tax legislative action, including specified provisions of the Work Incentives Improvement Act of 1999 as enacted on December 17, 1999;
- our ability to continue to satisfy complex rules in order for us to maintain REIT status for federal income tax purposes, the ability of the operating partnership to satisfy the rules maintain its status as a partnership for federal income tax purposes, and the ability of certain of our subsidiaries to maintain their status as taxable REIT subsidiaries for federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;
- the effect of any rating agency downgrades on the cost and availability of new debt financings and preferred stock issuances;
- the relatively fixed nature of our property-level operating costs and expenses;
- our ability to recover fully under our existing insurance for terrorist acts and our ability to maintain adequate or full replacement cost "all-risk" property insurance on our properties; and
- other risk factors discussed in our filings with the SEC.

Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except as otherwise required by the federal securities laws, we disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this annual report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001 (IN MILLIONS)	2002	2001
ASSETS		
Property and equipment, net	**$7,031**	$6,999
Notes and other receivables	**53**	54
Due from managers	**82**	141
Investments in affiliates	**133**	142
Other assets	**523**	536
Restricted cash	**133**	114
Cash and cash equivalents	**361**	352
Total Assets	**$8,316**	$8,338
LIABILITIES AND SHAREHOLDERS' EQUITY		
Debt		
Senior notes	**$3,247**	$3,235
Mortgage debt	**2,289**	2,261
Other	**102**	106
	5,638	5,602
Accounts payable and accrued expenses	**118**	121
Other liabilities	**252**	321
Total liabilities	**6,008**	6,044
Minority interest	**223**	210
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary whose sole assets are convertible subordinated debentures due 2026 ("Convertible Preferred Securities")	**475**	475
Shareholders' equity		
Cumulative redeemable preferred stock (liquidation preference $354 million), 50 million shares authorized; 14.1 million shares issued and outstanding	**339**	339
Common stock, par value $.01, 750 million shares authorized; 263.7 million shares and 261.4 million shares issued and outstanding, respectively	**3**	3
Additional paid-in capital	**2,100**	2,051
Accumulated other comprehensive loss	**(2)**	(5)
Accumulated deficit	**(830)**	(779)
Total shareholders' equity	**1,610**	1,609
Total liabilities and shareholders' equity	**$8,316**	$8,338

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (IN MILLIONS, EXCEPT PER COMMON SHARE AMOUNTS)	2002	2001	2000
REVENUES			
Rooms	**$2,167**	$2,222	$ —
Food and beverage	**1,146**	1,125	—
Other	**266**	282	—
Total hotel sales	**3,579**	3,629	—
Rental income	**101**	136	1,398
Other income	**—**	2	9
Total revenues	**3,680**	3,767	1,407
OPERATING COSTS AND EXPENSES			
Rooms	**533**	541	—
Food and beverage	**847**	843	—
Hotel departmental expenses	**951**	945	—
Management fees	**161**	177	—
Other property-level expenses	**301**	298	276
Depreciation and amortization	**372**	374	331
Corporate expenses	**30**	32	42
Other expenses	**19**	19	24
Lease repurchase expense	**—**	5	207
OPERATING PROFIT	466	533	527
Minority interest expense	**(7)**	(23)	(72)
Interest income	**20**	36	40
Interest expense	**(466)**	(458)	(433)
Net gains on property transactions	**5**	6	6
Equity in earnings (losses) of affiliates	**(9)**	3	27
Dividends on Convertible Preferred Securities	**(32)**	(32)	(32)
INCOME (LOSS) BEFORE INCOME TAXES	**(23)**	65	63
Benefit from (provision for) income taxes	**(6)**	(9)	98
INCOME (LOSS) FROM CONTINUING OPERATIONS	**(29)**	56	161
Income (loss) from discontinued operations	**7**	(3)	(2)
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	**(22)**	53	159
Extraordinary gain (loss) on the extinguishment of debt	**6**	(2)	(3)
NET INCOME(LOSS)	**(16)**	51	156
Less: Dividends on preferred stock	**(35)**	(32)	(20)
Add: Gain on repurchase of Convertible Preferred Securities	**—**	—	5
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	**$ (51)**	$ 19	$ 141
BASIC EARNINGS(LOSS) PER COMMON SHARE:			
Continuing operations	**$ (.24)**	$ .10	$ .66
Discontinued operations	**.03**	(.01)	(.01)
Extraordinary gain (loss)	**.02**	(.01)	(.01)
BASIC EARNINGS(LOSS) PER COMMON SHARE	**$ (.19)**	$ .08	$ .64
DILUTED EARNINGS(LOSS) PER COMMON SHARE			
Continuing operations	**$ (.24)**	$ .10	$ .65
Discontinued operations	**.03**	(.01)	(.01)
Extraordinary gain (loss)	**.02**	(.01)	(.01)
DILUTED EARNINGS(LOSS) PER COMMON SHARE	**$ (.19)**	$ .08	$ .63

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2002, 2001 AND 2000 (IN MILLIONS)

SHARES OUTSTANDING PREFERRED	SHARES OUTSTANDING COMMON		PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	COMPREHENSIVE INCOME (LOSS)
8.1	219.7	Balance, December 31, 1999	$196	$ 2	$1,844	$(539)	$ 2	
—	—	Net income	—	—	—	156	—	$156
—	—	Other comprehensive income (loss):						
		Foreign currency translation	—	—	—	—	(2)	(2)
		Unrealized gain on HM Services common stock to net income	—	—	—	—	(1)	(1)
—	—	Comprehensive income						$153
—	3.3	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	13	—	—	
—	0.7	Redemptions of limited partnership interests for common stock	—	—	4	—	—	
—	—	Dividends on common stock	—	—	—	(201)	—	
—	—	Dividends on preferred stock	—	—	—	(16)	—	
—	—	Redemptions of limited partnership interests for cash	—	—	(1)	—	—	
—	—	Repurchases of Convertible Preferred Securities	—	—	4	—	—	
—	(4.9)	Repurchases of common stock	—	—	(40)	—	—	
8.1	218.8	Balance, December 31, 2000	196	2	1,824	(600)	(1)	
—	—	Net income	—	—	—	51	—	$ 51
—	—	Other comprehensive income (loss):						
		Foreign currency translation adjustment	—	—	—	—	(3)	(3)
—	—	Unrealized gain on HM Services common stock to net income	—	—	—	—	(1)	(1)
—	—	Comprehensive income						$ 47
—	.5	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	5	—	—	
6.0	—	Issuance of preferred stock	143	—	—	—	—	
—	—	Dividends on common stock	—	—	—	(198)		
—	—	Dividends on preferred stock	—	—	—	(32)	—	
—	42.1	Redemptions of limited partner interests for common stock	—	1	222	—	—	
14.1	261.4	Balance, December 31, 2001	339	3	2,051	(779)	(5)	
—	—	Net income (loss)	—	—	—	(16)	—	$ (16)
—	—	Other comprehensive income (loss):						
		Foreign currency translation adjustment	—	—	—	—	4	4
—	—	Unrealized gain on HM Services common stock to net income	—	—	—	—	(1)	(1)
—	—	Comprehensive income						$ (13)
—	.5	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	8	—	—	
—	—	Dividends on preferred stock	—	—	—	(35)	—	
—	1.8	Redemptions of limited partner interests for common stock	—	—	13	—	—	
—	—	Issuance of OP Units for limited partner interests	—	—	28	—	—	
14.1	263.7	Balance, December 31, 2002	$339	$ 3	$2,100	$(830)	$ (2)	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002, 2001 AND 2000 (IN MILLIONS)	2002	2001	2000
OPERATING ACTIVITIES			
Net income(loss)	**$ (16)**	$ 51	$ 156
Adjustments to reconcile to cash provided by operations:			
Non-cash effect of discontinued operations	**(7)**	3	2
Extraordinary (gain) loss on the extinguishment of debt, net of tax	**(6)**	2	3
Depreciation and amortization	**372**	374	331
Income taxes	**4**	(15)	(128)
Net gains on property transactions	**(5)**	(6)	(6)
Equity in (earnings)losses of affiliates	**9**	(3)	(27)
Purchase of leases	**—**	(208)	—
Minority interest	**7**	23	72
Return of working capital from Marriott International	**50**	—	—
Changes in other assets	**41**	79	2
Changes in other liabilities	**(60)**	(2)	156
Cash provided by operations	**389**	298	561
INVESTING ACTIVITIES			
Proceeds from sales of assets	**—**	60	—
Acquisitions	**(117)**	(63)	(40)
Capital expenditures:			
Renewals and replacements	**(146)**	(206)	(230)
Development	**(11)**	(56)	(108)
Other investments	**(23)**	(24)	(41)
Return of escrow funds from Marriott International	**75**	—	—
Notes receivable collections, net	**—**	10	6
Affiliate notes receivable issuances and collections, net	**—**	—	(39)
Other	**—**	—	4
Cash used in investing activities	**(222)**	(279)	(448)
FINANCING ACTIVITIES			
Issuances of debt	**—**	980	556
Financing costs	**(8)**	(12)	(16)
Debt prepayments	**(13)**	(703)	(278)
Scheduled principal repayments	**(63)**	(55)	(39)
Issuances of common stock	**1**	3	4
Issuances of cumulative redeemable preferred stock, net	**—**	143	—
Dividends on common stock	**—**	(256)	(190)
Dividends on preferred stock	**(35)**	(28)	(19)
Distributions to minority interests	**(18)**	(59)	(78)
Redemption of outside operating partnership interests for cash	**—**	—	(3)
Repurchases of common stock	**—**	—	(44)
Repurchases of Convertible Preferred Securities	**—**	—	(15)
Purchase of interest rate cap	**(3)**	—	—
Restricted cash	**(19)**	7	45
Cash provided by (used in) financing activities	**(158)**	20	(77)
INCREASE IN CASH AND CASH EQUIVALENTS	**9**	39	36
CASH AND CASH EQUIVALENTS, beginning of year	**352**	313	277
CASH AND CASH EQUIVALENTS, end of year	**$ 361**	$ 352	$ 313

See Notes to Consolidated Financial Statements

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During 2002, 2001 and 2000, we issued 2.3 million, 42.6 million and 4.0 million shares of common stock, respectively. Of the shares issued, approximately 1.8 million, 42.1 million and .7 million shares of common stock were issued for 2002, 2001 and 2000, respectively, upon the conversion of operating partnership units, or OP Units, of Host Marriott, L.P. held by minority partners, which reduced the minority interest liability by $13 million, $223 million, and $4 million, respectively.

Of the 2.3 million shares of common stock issued during 2002, 1.1 million shares were issued to acquire minority interests in the partnership owning the San Diego Marriott Hotel and Marina. This transaction resulted in an increase of $10.5 million to property and equipment and equity to reflect the fair value of the interests acquired. During April 2002 (in a separate transaction), our ownership percentage in the San Diego partnership increased to 90% when the minority partners in the San Diego partnership exchanged their interests for approximately 6.9 million OP Units. The transaction resulted in an increase of $56.1 million in property and equipment and a corresponding increase in minority interest liability to reflect the fair value of the interests acquired.

During January 2002, we transferred the St. Louis Marriott Pavilion to the mortgage lender. We recorded the difference between the debt extinguished and the fair value of the assets surrendered of $9 million, net of tax expense of $3 million, as a $6 million extraordinary item. The operations of the hotel transferred are reflected, net of tax, as income from discontinued operations.

On June 14, 2002, we acquired the Boston Marriott Copley Place in Boston, Massachusetts for a purchase price of $214 million, including the assumption of $97 million in mortgage debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Host Marriott Corporation, a Maryland corporation, operating through an umbrella partnership structure, is primarily the owner of hotel properties. We operate as a self-managed and self-administered real estate investment trust, or REIT, with our operations conducted solely through an operating partnership, Host Marriott, L.P., or Host LP, or the operating partnership, and its subsidiaries. We are the sole general partner of the operating partnership and as of December 31, 2002, own approximately 90% of the partnership interests in the operating partnership, which are referred to as OP Units.

The Work Incentives Improvement Act of 1999 or the REIT Modernization Act amended the tax laws to permit REITs, effective January 1, 2001, to lease hotels to a subsidiary that qualifies as a taxable REIT subsidiary. Prior to the REIT Modernization Act, we leased substantially all of our hotels to subsidiaries of Crestline Capital Corporation, or Crestline, and certain other lessees as further discussed at Note 9. However, with the inception of the REIT Modernization Act, a wholly owned subsidiary of Host LP, HMT Lessee LLC or the TRS, which has elected to be treated as a taxable REIT subsidiary for federal income tax purposes, acquired certain subsidiaries owning the leasehold interests with respect to 120 of our full-service hotels from Crestline and Wyndham International, Inc. and affiliates, or Wyndham. As a result of the acquisitions, our operating results reflect property-level revenues and expenses rather than rental income from lessees with respect to those 120 full-service properties from the effective dates of the acquisitions.

As of December 31, 2002, we owned, or had controlling interests in, 123 upper-upscale and luxury, full-service hotel lodging properties generally located throughout the United States, Canada and Mexico operated primarily under the Marriott, Ritz-Carlton, Four Seasons, Hilton, Hyatt and Swissôtel brand names. Of these properties, 110 are managed or franchised by Marriott International, Inc. and its subsidiaries or Marriott International.

BASIS OF PRESENTATION

On December 15, 1998, shareholders of Host Marriott Corporation, a Delaware corporation and our predecessor, approved a plan to reorganize its business operations as a REIT through the spin-off of its senior living business and the contribution of its hotels and certain other assets and liabilities to a newly formed Delaware limited partnership, Host LP. The contribution of hotels and certain assets and liabilities to the operating partnership in exchange for OP Units was accounted for at their historical basis. We refer to this reorganization as the "REIT conversion." In these consolidated financial statements, "We" or "Host Marriott" refers to Host Marriott Corporation and our consolidated subsidiaries, both before and after the REIT conversion.

PRINCIPLES OF CONSOLIDATION

We consolidate entities (in the absence of other factors determining control) when we own over 50% of the voting shares of another company or, in the case of partnership investments, when we own a majority of the general partnership interest. The control factors we consider include the ability of minority shareholders or other partners to participate in or block management decisions. All intercompany transactions and balances have been eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUES

Our consolidated results of operations for 2001 and 2002 primarily reflect revenues and expenses of our hotels. Our 2000 revenues primarily represent the rental income from leased hotels. For our hotels leased to third parties, rental income is recorded when due and is the greater of base rent or percentage rent, as defined. Percentage rent received pursuant to the leases, but not recognized as revenue until all contingencies have been met, is deferred, and included on the balance sheet in other liabilities. For fiscal year 2000, all our hotels were leased to third parties and all deferred income was earned.

ACCOUNTING FOR THE IMPACT OF THE SEPTEMBER 11, 2001 TERRORIST ACTS

We are entitled to receive business interruption insurance as a result of the discontinuation of operations of the World Trade Center Marriott and the New York Marriott Financial Center, both of which were affected by the terrorist attacks on September 11, 2001. Income resulting from business interruption insurance will not be recognized until the amounts paid to us are non-refundable. To the extent that we incur expenses related to the hotels, principally the ground rent due for the World Trade Center Marriott for which we are still liable and for which we are entitled to recovery under the insurance contract, a receivable will be recognized, if we can demonstrate that receipt is probable. We also have property insurance for these hotels and while we expect the insurance proceeds will be sufficient to cover all or a substantial portion of the costs at both hotels, no determination has been made as to the total amount or timing of those payments. The $129 million net book value of the World Trade Center Marriott has been written off and a corresponding receivable recorded for the property insurance proceeds due under the terms of the insurance contract, which we believe is probable of receipt. Currently, no gain or loss has been recorded with respect to property insurance.

Since September 11, 2001, we have received $35 million in business interruption insurance with respect to the two hotels. These proceeds have been offset by $12 million of operating expenses for the same period, primarily representing net operating losses at the Marriott Financial Center, ground lease payments at the World Trade Center Marriott and severance and other payroll costs. As a result of the resolution of certain contingencies related to a portion of the insurance recoveries, we recognized $17 million of income associated with business interruption insurance on these two properties during 2002.

The Marriott Financial Center was reopened on January 7, 2002. We have received approximately $6 million in insurance proceeds for property damage relating to the two hotels since September 11, 2001.

EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per common share is computed by dividing net income (loss) available to common shareholders as adjusted for potentially dilutive securities, by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities. Dilutive securities may include shares granted under comprehensive stock plans, those common and preferred OP Units held by minority partners, other minority interests that have the option to convert their limited partnership interests to common OP Units and the Convertible Preferred Securities. No effect is shown for any securities that are anti-dilutive.

	YEAR ENDED DECEMBER 31,								
	2002			2001			2000		
IN MILLIONS, EXCEPT PER SHARE AMOUNTS	INCOME	SHARES	PER SHARE AMOUNT	INCOME	SHARES	PER SHARE AMOUNT	INCOME	SHARES	PER SHARE AMOUNT
Net income (loss)	**$(16)**	**263.0**	**$(.06)**	$51	248.1	$.21	$156	220.8	$.71
Dividends on preferred stock	**(35)**	**—**	**(.13)**	(32)	—	(.13)	(20)	—	(.09)
Gain on repurchase of Convertible Preferred Securities	**—**	**—**	**—**	—	—	—	5	—	.02
Basic earnings (loss) available to common shareholders per share	**(51)**	**263.0**	**(.19)**	19	248.1	.08	141	220.8	.64
Assuming distribution of common shares granted under the comprehensive stock plan, less shares assumed purchased at average market price	**—**	**—**	**—**	—	5.1	—	—	4.2	(.01)
Assuming conversion of preferred OP Units	**—**	**—**	**—**	—	—	—	—	0.6	—
Diluted earnings (loss) per common share	**$(51)**	**263.0**	**$(.19)**	$19	253.2	$.08	$141	225.6	$.63

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. For newly developed properties, cost includes interest, ground rent and real estate taxes incurred during development and construction. Replacements and improvements and capital leases are capitalized, while repairs and maintenance are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

Gains on sales of properties are recognized at the time of sale or deferred to the extent required by GAAP. Deferred gains are recognized as income in subsequent periods as conditions requiring deferral are satisfied or expire without further cost to us.

We assess impairment of our real estate properties based on whether it is probable that estimated undiscounted future cash flows from each individual property are less than its net book value. If a property is impaired, a loss is recorded for the difference between the fair value and net book value of the hotel.

We will classify a hotel as held for sale in the period in which we have made the decision to dispose of the hotel, a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of nonrefundable cash and no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner. If this criteria is met, we will record an impairment loss if the fair value less costs to sell is lower than the carrying amount of the hotel and will cease incurring depreciation. We will classify the loss, together with operating results, as discontinued operations on our statement of operations and classify the assets and related liabilities as held-for-sale on the balance sheet.

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments with a maturity of 90 days or less at the date of purchase to be cash equivalents.

RESTRICTED CASH

Restricted cash includes reserves for debt service, real estate taxes, insurance, furniture and fixtures, as well as cash collateral and excess cash flow deposits due to lender restrictions and management agreement provisions.

MINORITY INTEREST

The percentage of the operating partnership owned by third parties, which was 10% as of December 31, 2002 and 8% as of December 31, 2001, is presented as minority interest in the consolidated balance sheets and was $131 million and $102 million as of December 31, 2002 and 2001, respectively. Minority interest also includes third party partnership interests in consolidated investments of the operating partnership of $92 million and $108 million at December 31, 2002 and 2001, respectively.

DEFERRED CHARGES

Financing costs related to long-term debt are deferred and amortized over the remaining life of the debt.

FOREIGN CURRENCY TRANSLATION

Our foreign operations consist of four properties located in Canada and two properties located in Mexico. The operations of these properties are maintained in the local currency and then translated to U.S. dollars using the average exchange rates for the period. The assets and liabilities of the properties are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. The resulting translation adjustments are reflected in accumulated other comprehensive income.

OTHER COMPREHENSIVE INCOME (LOSS)

The components of total accumulated other comprehensive income (loss) in the balance sheet are as follows:

IN MILLIONS	2002	2001
Unrealized gain on HM Services common stock	**$ 5**	$ 6
Foreign currency translation	**(7)**	(11)
Total accumulated other comprehensive loss	**$(2)**	$ (5)

DERIVATIVE INSTRUMENTS

We have an interest rate swap and two interest rate caps which are considered derivative instruments. If the requirements for hedge accounting are met, amounts paid or received under these agreements are recognized over the life of the agreements as adjustments to interest expense, and the fair value of the derivatives is recorded on the accompanying balance sheet, with offsetting adjustments or charges recorded to the underlying debt. Otherwise the instruments are marked to market, and the gains and losses from the changes in the market value of the contracts are recorded in other income. Upon early termination of an interest rate swap or cap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap or cap.

We are also subject to exposure from fluctuations in foreign currencies relating to the four properties operated in Canada and two properties in Mexico. We have purchased currency forward contracts related to the Canadian properties, which are considered derivative instruments. Gains and losses on contracts that meet the requirements for hedge accounting are recorded on the balance sheet at fair value, with offsetting changes recorded to accumulated other comprehensive income. Contracts that do not meet these requirements are marked to market and included in other income each period.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We maintain cash and cash equivalents with various high credit-quality financial institutions. We perform periodic evaluations of the relative credit standing of these financial institutions and limit the amount of credit exposure with any one institution.

ACCOUNTING FOR STOCK-BASED COMPENSATION

At December 31, 2002, we maintained two stock-based employee compensation plans, which are described more fully in Note 10. Prior to 2002, we accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost relating to the employee stock option plan is reflected in 2001 and 2000 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. In addition, no stock-based employee compensation cost relating to the employee stock purchase plan is reflected in 2001 and 2000 net income as the plan was considered non-compensatory under APB 25. Effective January 1, 2002, we adopted the fair value recognition provisions of the Financial Accounting Standards Board's SFAS No. 123, "Accounting for Stock-Based Compensation," prospectively to all employee awards granted, modified or settled after January 1, 2002. Awards under our employee stock option plan generally vest over four years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2002 is less than that which would have been recognized if the fair value based method had been applied to these awards since the original effective date of SFAS No. 123. The adoption of SFAS No. 123 did not change the calculation of stock-based employee compensation costs for shares granted under our deferred stock and restricted stock plans. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all of our outstanding and unvested awards in each period.

IN MILLIONS, EXCEPT PER SHARE AMOUNTS	YEAR ENDED DECEMBER 31, 2002	2001	2000
Net income (loss), as reported	**$ (16)**	$ 51	$156
Add: Deferred stock and restricted stock compensation expense included in reported net income, net of related tax effects	**5**	7	11
Deducted: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(6)**	(8)	(12)
Pro forma net income (loss)	**$ (17)**	$ 50	$155
Earnings (loss) per share			
Basic—as reported	**$(.19)**	$.08	$ .64
Basic—pro forma	**$(.20)**	$.07	$ .63
Diluted—as reported	**$(.19)**	$.08	$ .63
Diluted—pro forma	**$(.20)**	$.07	$ .62

APPLICATION OF NEW ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." This interpretation requires an existing unconsolidated variable interest entity to be consolidated by their primary beneficiary if the entity does not effectively disperse risk among all parties involved or if other parties do not have significant capital to finance activities without subordinated financial support from the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation is effective immediately for variable interest entities created after January 31, 2003 and no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for interests in variable interest entities that were acquired prior to February 1, 2003. Absent other circumstances, we believe that this interpretation will require us to consolidate the JWDC Limited Partnership, which owns the JW Marriott Hotel in Washington, D.C., during 2003. For more detail on our ownership interest in the JWDC Limited Partnership, see Note 4.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation outlines disclosure requirements in a guarantor's financial statements relating to any obligations under guarantees for which it may have potential risk or liability, as well as clarifies a guarantor's requirement to recognize a liability for the fair value, at the inception of the guarantee, of an obligation under that guarantee. The initial recognition and measurement provisions of this interpretation are effective for guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. As of March 1, 2003, we have not provided any guarantees that would require recognition as liabilities under this interpretation. We have disclosed guarantees in accordance with this interpretation in Note 18.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. We do not expect the statement to have a significant impact on our financial position or operating results.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this standard, which primarily relate to the rescission of Statement 4, eliminate the requirement that gains and losses from the extinguishment of debt be classified as extraordinary items unless it can be considered unusual in nature and infrequent in occurrence. These provisions are effective in fiscal years beginning after May 15, 2002. We will implement the provisions of SFAS No. 145 beginning in fiscal year 2003. At the time of implementation, we will reclassify any gains or losses from debt extinguishments in prior periods as income (loss) from operations. We do not expect the statement to have a significant impact on our financial position or operating results.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets" to determine when a long-lived asset should be classified as held for sale, among other things. Those criteria specify that the asset must be available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such assets, and the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, within one year. This statement is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 requires that for dispositions after the statement's effective date, gains and losses from the dispositions of investment properties and the properties' historical operating results will be treated as discontinued operations, and therefore, be classified separately from income from continuing operations. Prior period operating results of disposed assets previously included in continuing operations must be reclassified as discontinued operations for all periods presented, although net income is not affected. As a result of the transfer of the St. Louis Marriott Pavilion to a lender in 2002, we have restated the statement of operations for all periods presented to reflect the operations of the property as discontinued operations. See Note 12.

2. LEASE REPURCHASE

Effective January 1, 2001, we acquired from Crestline the entities owning the leasehold interests with respect to 116 full-service hotel properties owned by us for $208 million in cash, including $6 million of legal and professional fees and transfer taxes, effectively terminating the leases for financial reporting purposes. In connection therewith, during the fourth quarter of 2000 we recorded a non-recurring, pre-tax loss of $207 million, net of a tax benefit of $82 million, which we recognized as a deferred tax asset because, for income tax purposes, the acquisition is recognized as an asset that will be amortized over the next six years. The transaction was consummated effective January 1, 2001.

On June 16, 2001, we consummated another agreement with Crestline for the acquisition of their lease agreement with respect to San Diego Marriott Hotel and Marina for $4.5 million. We acquired the lease by purchasing the lessee entity, effectively terminating the lease for financial reporting purposes.

On June 28, 2001, we consummated an agreement to purchase substantially all the minority limited partnership interests held by Wyndham with respect to seven full-service hotels for $60 million. As part of this acquisition, we acquired the leases from Wyndham with respect to the San Diego Marriott Mission Valley, the Minneapolis Marriott Southwest, and the Albany Marriott, effectively terminating the leases for financial reporting purposes. For purposes of purchase accounting, no amounts were attributed to the leases themselves, as the leases had no value. The entire purchase price was allocated to the minority limited partner interests purchased.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

IN MILLIONS	2002	2001
Land and land improvements	**$ 695**	$ 696
Buildings and leasehold improvements	**7,440**	7,039
Furniture and equipment	**1,020**	944
Construction in progress	**38**	149
	9,193	8,828
Less accumulated depreciation and amortization	**(2,162)**	(1,829)
	$7,031	$6,999

Interest cost capitalized in connection with our development and construction activities totaled $2 million in 2002, $8 million in 2001 and $8 million in 2000.

During 2001, we recorded impairment charges of $13 million related to three properties to reduce their carrying value to estimated fair value. One of the hotels was sold in December 2001.

4. INVESTMENTS IN AFFILIATES

We own certain investments which we do not consolidate and, accordingly, are accounted for under the equity method of accounting. The debt of these affiliates is non-recourse to, and not guaranteed by, us. Investments in affiliates consist of the following as of December 31, 2002 and 2001:

	AS OF DECEMBER 31, 2002			
IN MILLIONS	OWNERSHIP INTERESTS	INVESTMENT	DEBT	ASSETS
CBM Joint Venture LLC	50%	$ 76	$ 911	120 Courtyard hotels
JWDC Limited Partnership	55%	37	95	JW Marriott, Washington, D.C.
Tiburon GolfVentures, L.P.	49%	20	—	36-hole golf course
Total		$133	$1,006	

	AS OF DECEMBER 31, 2001			
IN MILLIONS	OWNERSHIP INTERESTS	INVESTMENT	DEBT	ASSETS
CBM Joint Venture LLC	50%	$ 87	$ 936	120 Courtyard hotels
JWDC Limited Partnership	55%	36	95	JW Marriott, Washington, D.C
Tiburon GolfVentures, L.P	49%	18	—	36-hole golf course
Marriott Residence Inn Limited Partnership	1%	0.6	93	15 Residence Inns
Marriott Residence Inn II Limited Partnership	1%	0.4	132	23 Residence Inns
Mutual Benefit/Marriott Hotel Associates-I, L.P.	1%	—	30	Richmond Marriott
Total		$142	$1,286	

During December 2000, CBM Joint Venture LLC, a joint venture formed by Rockledge Hotel Properties, Inc. ("Rockledge") and Marriott International acquired the partnership interests in two partnerships that collectively own 120 limited service hotels for approximately $372 million plus interest and legal fees, of which Rockledge paid approximately $90 million. Previously, both partnerships were operated by Rockledge as sole general partner. The joint venture acquired the two partnerships by acquiring partnership units pursuant to a tender offer for such units followed by a merger of the two partnerships with and into subsidiaries of the joint venture. The joint venture financed the acquisition with mezzanine indebtedness with the face amount of $200 million provided by Marriott International and with cash and other assets contributed by Rockledge and Marriott International, including Rockledge's existing general partner and limited partner interests in the partnerships. The joint venture has approximately $911 million of debt, all of which is non-recourse to, and not guaranteed by, us. Each of the joint venture's 120 hotels is operated by Marriott International pursuant to long-term management agreements. Rockledge, currently a consolidated, wholly owned subsidiary of ours, owns a 50% non-controlling interest in the joint venture and records the investment using the equity method.

On May 16, 2000, we acquired a non-controlling interest in the JWDC Limited Partnership for $40 million, which owns the JW Marriott Hotel, a 772-room hotel in Washington, D.C. Between January 15, 2003 and June 30, 2003, Host LP has the option to purchase the 44.4% limited partner interest of one of the partners for the fair value of the interest (approximately $3 million). Host LP also has the option to purchase our co-general partner's 1% general partner interest for the lesser of $375,000 or fair value of the interest in the second quarter of 2003. Absent other circumstances, we intend to exercise these rights and will begin to consolidate the partnership, at which time we will repay or refinance the mortgage loan.

As a result of the consolidation of Rockledge, effective March 24, 2001, our investments include a 49% interest in Tiburon GolfVentures, L.P., which owns the 36-hole golf course surrounding The Ritz-Carlton, Naples Golf Resort.

We are currently a .1% general partner of Camelback Inn Associates Limited Partnership, which owns the Camelback Inn Marriott Resort, Golf Club and Spa. We do not have any guarantees or commitments in relation to this partnership, and all of the debt for this partnership is non-recourse to us.

In March 2002, we sold our 1% general partnership interest in the Marriott Residence Inn Limited Partnership, which owns 15 Residence Inn hotels. Additionally, in August 2002, we sold our 1% general partnership interest in the Marriott Residence Inn II Limited Partnership, which owns 23 Residence Inn hotels. Our proceeds from the sale of these partnerships were not material.

In July 2002, we converted our 1% general partnership interest in the Mutual Benefit Marriott Hotel Associates-I Limited Partnership (a partnership which owned the Richmond Marriott hotel) to a 1% limited partnership interest in this partnership. Mutual Benefit Marriott Hotel Associates-I Limited Partnership is a 5% owner of a new partnership that owns the hotel.

We own minority interests in two partnerships. One owns the Budapest Marriott, and the other owns the Des Moines Marriott. We also own minority preferred shares in STSN, Inc., a technology service provider company. As a result of operating losses at these investments, we wrote the carrying value down to zero prior to January 1, 2000. Further, we have not received any distributions from these investments. We do not have any guarantees or commitments in relation to any of these interests.

Our pre-tax income from affiliates includes the following:

IN MILLIONS	2002	2001	2000
Interest income from loans to affiliates	**$—**	$4	$10
Equity in income (losses)	**(9)**	3	27
	$ (9)	$7	$37

Interest income in 2001 and 2000 relates to loans to Rockledge prior to the consolidation of Rockledge on March 24, 2001.

Combined summarized balance sheet information for our affiliates follows as of December 31:

IN MILLIONS	2002	2001
Property and equipment, net	**$1,185**	$1,497
Other assets	**138**	199
Total assets	**$1,323**	$1,696
Debt	**$1,006**	$1,286
Other liabilities	**66**	82
Equity	**251**	328
Total liabilities and equity	**$1,323**	$1,696

Combined summarized operating results for our affiliates follows for the years ended December 31:

IN MILLIONS	2002	2001	2000
Hotel revenes	**$525**	$653	$861
Operating expenses:			
Expenses	**(472)**	(557)	(725)
Depreciation and amortization	**(71)**	(90)	(108)
Income(loss) before extraordinary items	**(18)**	6	28
Extraordinary items	**—**	—	68
Net income(loss)	**$ (18)**	$ 6	$ 96

5. DEBT

Debt consists of the following:

IN MILLIONS	2002	2001
Series A senior notes, with a rate of 7.875% due August 2005	**$ 500**	$ 500
Series B senior notes, with a rate of 7.875% due August 2008	**1,195**	1,195
Series C senior notes, with a rate of 8.45% due December 2008	**499**	499
Series E senior notes, with a rate of 8.375% due February 2006	**300**	300
Series G senior notes, with a rate of 9.25% due October 2007	**250**	250
Series I senior notes, with a rate of 9.50% due January 15, 2007	**490**	452
Senior secured notes, with a rate of 9.50% due May 2005	**—**	12
Senior notes, with an average rate of 9.75% maturing through 2012	**13**	27
Total senior notes	**3,247**	3,235
Mortgage debt (non-recourse) secured by $3.6 billion of real estate assets, with an average rate of 7.8% at December 31, 2002, maturing through February 2023	**2,289**	2,261
Credit facility, with a variable rate (5.5% at December 31, 2002)	**—**	—
Other notes, with an average rate of 7.36% at December 31, 2002, maturing through December 2017	**89**	90
Capital lease obligations	**13**	16
Total other	**102**	106
Total debt	**$5,638**	$5,602

SENIOR NOTES

We currently have six series of senior notes outstanding all of which have been issued under the same indenture. The indenture contains certain financial covenants that, in the event of a default, would prohibit us from incurring additional indebtedness. These covenants include a consolidated coverage ratio of EBITDA–to-cash interest expense of 2.0 to 1.0. Failure to meet this covenant limits our ability to incur additional debt and make dividend payments except to the extent required to maintain our REIT status. As of December 31, 2002, we are not in compliance with the interest coverage ratio.

In December 2001, we issued $450 million of 9.50% Series H senior notes due in 2007. The proceeds were used to repay the term loan and pay down the revolver portion of then-existing credit facility. On June 25, 2002, the Series H senior notes were exchanged for $450 million of 9.50% Series I senior notes. The terms of the Series I senior notes are substantially identical to the terms of the Series H notes, except that the Series I senior notes are registered under the Securities Act of 1933 and are, therefore, freely transferable. The December 31, 2002 and 2001 balance of the Series I senior notes includes an adjustment of $40 million and $2 million, respectively, for the fair market value of the related interest rate swap agreement as discussed below.

CREDIT FACILITY

Effective June 6, 2002, we entered into a new credit facility with an aggregate revolving loan commitment of $400 million ($300 million of which is available currently, with the balance becoming available to the extent that our leverage ratio meets a specified level). The credit facility has an initial three-year term with an option to extend for an additional year if certain conditions are met. Interest on borrowings under the credit facility are calculated based on a spread over LIBOR ranging from 2.50% to 3.75%. The rate will vary based on our leverage ratio. We are required to pay a quarterly commitment fee that will vary based on the amount of unused capacity under the credit facility. Currently, the commitment fee is .55% on an annual basis for available capacity and .10% on additional capacity. As of December 31, 2002, we have not drawn on the credit facility.

In addition to the customary affirmative and negative covenants and restrictions, the credit facility contains covenants that require us to maintain leverage ratios below specified levels as well as interest, fixed charges and unsecured interest coverage ratios above specified levels. We are currently in compliance with these covenants.

Under the terms of the senior notes indenture and the credit facility, our ability to incur indebtedness is subject to restrictions and the satisfaction of various conditions, including an EBITDA-to-cash interest coverage ratio of at least 2.0 to 1.0. Since the beginning of the third quarter of 2002, we have not met this interest coverage ratio incurrence test. As a result, our ability to incur indebtedness is limited to indebtedness specifically permitted under the credit facility and the senior notes indenture, such as borrowings under the credit facility and borrowings in connection with the refinancing of existing debt. Our failure to meet the interest coverage ratio also restricts our ability to pay dividends on our common and preferred equity, except to the extent necessary to maintain our status as a REIT and other distributions permitted under the senior notes indenture.

MORTGAGE DEBT

All of our mortgage debt is recourse solely to specific assets except for fraud, misapplication of funds and other customary recourse provisions. We have thirty assets that are secured by mortgage debt. Twelve of these assets are secured by mortgage debt that contains restrictive covenants that require the mortgage servicer or lender to retain and hold in escrow the cash flow after debt service when it declines below specified operating levels. The impact of these covenants is discussed below.

Eight of our hotel properties secure a $609 million mortgage loan that is the sole asset of a trust that issued commercial mortgage pass-though certificates, which we refer to as the CMBS Loan. These hotels securing the CMBS Loan are the New York Marriott Marquis, the San Francisco Airport Hyatt Regency, the Cambridge Hyatt Regency, the Reston Hyatt Regency, and the Swissôtels in Boston, New York, Atlanta and Chicago, which we refer to as the CMBS Portfolio. The CMBS Loan contains a provision that requires the mortgage servicer to retain the excess cash from the CMBS Portfolio after payment of debt service if net cash flow after payment of taxes, insurance, ground rent and reserves for furniture, fixtures and equipment for the trailing twelve months declines below $96 million. Annual debt service is approximately $64 million. This provision was triggered beginning in the third quarter of 2002 and will remain in effect until the CMBS Portfolio generates the necessary minimum cash flow for two consecutive quarters, at which point, the cash which has been escrowed will be returned to us. As of December 31, 2002, approximately $10 million of cash has been escrowed.

On July 12, 2002, we modified the terms of the mortgage debt secured by our four Canadian properties.

Under the terms of this modification, we have agreed to escrow the excess cash flow from these hotels on a retroactive basis effective December 29, 2001. To the extent that cash flow available for debt service for the twelve months ended March 28, 2003 is insufficient to achieve a specified debt-service coverage level, some or all of the escrowed excess cash flow will be applied to the outstanding balance of this debt. Thereafter, excess cash flow will continue to be applied to the outstanding balance to the extent necessary to achieve such specified level of debt service coverage. As of December 31, 2002, approximately $7 million of cash has been escrowed.

The CMBS Loan requires us to obtain insurance for the CMBS Portfolio from companies that maintain a minimum rating from the Standard & Poor's rating agency. During our annual insurance policy renewal, which was completed in May 2002, we procured separate terrorism insurance with carriers which did not satisfy the requirement of a minimum Standard & Poor's rating, although the insurance carriers on our all-risk portion of its coverage did have the required rating at the time we procured the coverage. Additionally, the mortgage servicer indicated that based on its interpretation of the CMBS Loan, we did not have sufficient terrorism coverage to cover the replacement value of the properties. We subsequently received a waiver from the mortgage servicer regarding the required rating covenant and the level of coverage covenants. However, the mortgage servicer has reserved its rights to revoke its waiver. Subsequent to the purchase of this insurance, the all-risk insurance carrier was downgraded by Standard & Poor's and no longer meets the rating requirement. We have notified the mortgage servicer of this downgrade and the mortgage servicer has also conditionally waived this covenant, but it continues to reserve its rights to revoke its waiver.

In addition to the CMBS Portfolio, six of our assets are secured by mortgage loans that require us to obtain insurance only from carriers that maintain a minimum rating from Standard & Poor's, A.M. Best, or other rating agencies. When we renewed our insurance policies on these assets, we secured all-risk property insurance coverage from an insurance carrier with a Standard & Poor's rating lower than required. We have notified our lenders and have received waivers regarding compliance with these covenants, although the lenders have reserved the right to enforce coverage and ratings requirements.

On September 16, 2002, we called the remaining $12.6 million of 9.50% senior secured notes due in May 2005 at approximately 101% of par, making a payment of $12.7 million and retired the notes. This transaction resulted in a minimal loss. Additionally, on June 14, 2002, in connection with our acquisition of the Boston Marriott Copley Place, we assumed $97 million of mortgage debt. The mortgage bears interest at a fixed rate of 8.39% and is due on June 1, 2006. Also, in January of 2002, we transferred the St. Louis Marriott Pavilion hotel to the mortgage lender. In the first quarter of 2002, we wrote off the remaining $13 million of property and equipment, eliminated $25 million of mortgage debt and recorded an extraordinary gain of $6 million. See Note 12 for additional disclosure on the disposition.

In October 2001, we prepaid the remaining mortgage debt of $16.5 million on the San Antonio Marriott Riverwalk which was scheduled to mature January 1, 2002. In August 2001, a Canadian subsidiary entered into a financing agreement pursuant to which it borrowed $96.6 million due August 2006 at a variable rate of LIBOR plus 2.75%. The Calgary Marriott, Toronto Airport Marriott, Toronto Marriott Eaton Centre and Toronto Delta Meadowvale hotels serve as collateral. The proceeds from this financing were used to refinance existing indebtedness on these hotels as well as to repay the $88 million mortgage note on The Ritz-Carlton, Amelia Island hotel. We recorded an extraordinary loss of $1 million during 2001 related to this repayment.

DERIVATIVE INSTRUMENTS

The mortgage loan on the Canadian properties is denominated in U.S. dollars and the functional currency of the Canadian subsidiaries is the Canadian dollar. The subsidiaries have entered into 60 separate currency forward contracts to buy U.S. dollars at a fixed price. These forward contracts hedge the currency exposure of converting Canadian dollars to U.S. dollars on a monthly basis to cover debt service payments. These contracts have been designated as cash flow hedges of the principal payments and are recorded at fair value on the balance sheet with offsetting changes recorded in accumulated other comprehensive income. The fair value of the contracts on December 31, 2002 and 2001 was $3.8 million and $1.5 million, respectively. We also purchased an interest rate cap for approximately $0.4 million which caps the floating interest rate at 10.75% based on a notional amount ($48.3 million). The cap represents a derivative that will be marked to market and the gains and losses from changes in the market value of the cap are to be recorded in other income or expense in the current period. The fair value of the interest rate cap was $0.1 million at December 31, 2002.

On December 20, 2001, we entered into a 5-year interest rate swap agreement, which was effective on

January 15, 2002 and matures in January 2007. Under the swap, we receive fixed-rate payments of 9.5% and pay floating-rate payments based on one-month LIBOR plus 4.5% on a $450 million notional amount. We have designated the interest rate swap as a fair value hedge for both financial reporting and tax purposes and the amounts paid or received under the swap agreement will be recognized over the life of the agreement as an adjustment to interest expense. Changes in the fair value of the swap and the notes are reflected in the balance sheet as offsetting changes and have no income statement effect. The fair value of the interest rate swap at December 31, 2002 and 2001 was $40.3 million and $2.4 million, respectively.

On January 4, 2002, in a separate agreement with a different counterparty, we purchased for approximately $3.5 million an interest rate cap with the same notional amount which caps the floating interest rate at 14%. The cap represents a derivative that will be marked to market and the gains and losses from changes in the market value of the cap are to be recorded in other income or expense in the current period. The fair value of the interest rate cap was $0.8 million at December 31, 2002.

AGGREGATE DEBT MATURITIES

Aggregate debt maturities at December 31, 2002 are (in millions):

2003	$ 136
2004	82
2005	560
2006	739
2007	906
Thereafter	3,208
	5,631
Discount on senior notes	(6)
Capital lease obligations	13
	$5,638

Cash paid for interest, net of amounts capitalized, was $449 million in 2002, $437 million in 2001 and $417 million in 2000. Deferred financing costs, which are included in other assets, amounted to $91 million and $99 million, net of accumulated amortization, as of December 31, 2002 and 2001, respectively. Amortization of deferred financing costs totaled $16 million, $22 million, and $15 million in 2002, 2001 and 2000, respectively. Amortization of capital leases totaled $3 million, $4 million and $4 million in the years ended December 31, 2002, 2001 and 2000, respectively, and is included in depreciation and amortization on the accompanying statements of operations.

6. COMPANY-OBLIGATED MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SECURITIES OF A SUBSIDIARY TRUST WHOSE SOLE ASSETS ARE THE CONVERTIBLE SUBORDINATED DEBENTURES DUE 2026

In December 1996, Host Marriott Financial Trust (the "Issuer"), a wholly owned subsidiary trust, issued 11 million shares of 6.75% convertible quarterly income preferred securities (the "Convertible Preferred Securities"), with a liquidation preference of $50 per share (for a total liquidation amount of $550 million). The Convertible Preferred Securities represent an undivided beneficial interest in the assets of the Issuer. The payment of distributions out of moneys held by the Issuer and payments on liquidation of the Issuer or the redemption of the Convertible Preferred Securities are guaranteed by us to the extent the Issuer has funds available therefor. This guarantee, when taken together with our obligations under the indenture pursuant to which the Debentures (defined below) were issued, the Debentures, our obligations under the Trust Agreement and its obligations under the indenture to pay costs, expenses, debts and liabilities of the Issuer (other than with respect to the Convertible Preferred Securities) provides a full and unconditional guarantee of amounts due on the Convertible Preferred Securities. Proceeds from the issuance of the Convertible Preferred Securities were invested in 6.75% Convertible Subordinated Debentures (the "Debentures") due December 2, 2026 issued by us. The Issuer exists solely to issue the Convertible Preferred Securities and its own common securities (the "Common Securities") and invest the proceeds therefrom in the Debentures, which is its sole asset. Separate financial statements of the Issuer are not presented because of our guarantee described above; our management has concluded that such financial statements are not material to investors as the Issuer is wholly owned and essentially has no independent operations.

Each of the Convertible Preferred Securities and the related debentures are convertible at the option of the holder into shares of our common stock at the rate of 3.2537 shares per Convertible Preferred Security (equivalent to a conversion price of $15.367 per share of our common stock). The Issuer will only convert Debentures pursuant to a notice of conversion by a holder of Convertible Preferred Securities. During 2002, no shares were converted to common stock. During 2001, 400 shares were converted into common stock. The conversion ratio and price have been adjusted to reflect the impact of the distribution of shares of Crestline common stock and our common stock in connection with the REIT conversion.

Holders of the Convertible Preferred Securities are entitled to receive preferential cumulative cash distributions at an annual rate of 6.75% accruing from the original issue date, commencing March 1, 1997, and payable quarterly in arrears thereafter. The distribution rate and the distribution and other payment dates for the Convertible Preferred Securities will correspond to the interest rate and interest and other payment dates on the Debentures. We may defer interest payments on the Debentures for a period not to exceed 20 consecutive quarters. If interest payments on the Debentures are deferred, so too are payments on the Convertible Preferred Securities. Under this circumstance, we will not be permitted to declare or pay any cash distributions with respect to our capital stock or debt securities that rank pari passu with or junior to the Debentures.

Subject to certain restrictions, the Convertible Preferred Securities are redeemable at the Issuer's option upon any redemption by us of the Debentures after December 2, 1999. Upon repayment at maturity or as a result of the acceleration of the Debentures upon the occurrence of a default, the Convertible Preferred Securities are subject to mandatory redemption.

In connection with consummation of the REIT conversion, the operating partnership assumed primary liability for repayment of the Debentures underlying the Convertible Preferred Securities. Upon conversion by a Convertible Preferred Securities holder, we will issue shares of our common stock, which will be delivered to such holder. Upon the issuance of such shares by us, the operating partnership will issue to us a number of OP Units equal to the number of shares of our common stock issued in exchange for the Debentures. There were no shares of Convertible Preferred Securities repurchased in 2002 and 2001.

7. SHAREHOLDERS' EQUITY

Seven hundred fifty million shares of common stock, with a par value of $0.01 per share, are authorized, of which 263.7 million and 261.4 million were outstanding as of December 31, 2002 and 2001, respectively. Fifty million shares of no par value preferred stock are authorized, with 14.1 million shares outstanding as of December 31, 2002 and 2001.

Dividend. Our policy on paying dividends is generally to distribute the minimum amount of taxable income necessary to maintain REIT status. In 2002, we were under the 2.0 to 1.0 EBITDA-to-cash interest coverage ratio required under the senior notes indenture. As a result, dividends on both common and preferred shares were restricted to the minimum amount of distributions required to maintain our REIT status. Required distributions for 2002 were satisfied in part by payment of dividends on the preferred shares in 2002. We believe that the remaining 2002 distribution requirement should largely be satisfied by the payment of dividends expected to be declared on preferred shares in the first, second and third quarters of 2003. We may, however, also need to pay a nominal common dividend in 2003 to the extent necessary to satisfy any remaining 2002 distribution requirement. During 2001, the Board of Directors declared annual dividends of $.78 per common share.

Common Stock and OP Units. During February 2002, we filed a shelf registration statement for 1.1 million shares of our common stock to be issued in exchange for partnership interests held by the minority partners in the partnership that owns the San Diego Marriott Hotel and Marina. On March 15, 2002, the minority partners sold the 1.1 million common shares to an underwriter for resale on the open market. We did not receive any proceeds as a result of these transactions. Concurrent with the issuance of the common shares, the operating partnership issued to us an equivalent number of OP Units. Also, in April 2002, we acquired an additional interest in the partnership through the issuance of 6.9 million OP Units to certain minority partners in exchange for their partnership interests in the San Diego Marriott Hotel and Marina.

In conjunction with the REIT conversion, the operating partnership issued approximately 73.5 million OP Units which are convertible into cash or shares of our common stock, at our option. On May 29, May 7 and February 7, 2001, Blackstone and affiliates converted 18.2 million, 10.0 million and 12.5 million OP Units, respectively, to common shares and immediately sold them to an underwriter for sale on the open market. We received no proceeds as a result of these transactions.

Preferred Stock. We currently have three classes of preferred stock outstanding. There are 4,160,000 shares of 10% Class A preferred stock, which were sold in August 1999; 4,000,000 shares of 10% Class B preferred stock, which were sold in November 1999; and 5,980,000 shares of 10% Class C preferred stock, which were sold in March 2001. Holders of all classes of the preferred stock are entitled to receive cumulative cash dividends at a rate of 10% per annum of the $25.00 per share liquidation preference and are payable quarterly in arrears. After August 3, 2004, April 29, 2005 and March 27, 2006, we have the option to redeem the Class A preferred stock, Class B preferred stock and Class C preferred stock, respectively, for $25.00 per share, plus accrued and unpaid dividends to the date of redemption. The preferred stock classes rank senior to the common stock and the authorized Series A junior participating preferred stock (discussed below), and on a parity with each other. The preferred stockholders generally have no voting rights. Accrued preferred dividends at December 31, 2002 were $8.8 million.

Repurchase Program. In September 1999, the Board of Directors approved the repurchase, from time to time on the open market and/or in privately negotiated transactions, of up to 22 million of the outstanding shares of our common stock, OP Units, or a corresponding amount of Convertible Preferred Securities, which are convertible into a like number of common shares. Such repurchases will be made at management's discretion, subject to market conditions, and may be suspended at any time at our discretion. No repurchases were made in 2002 or 2001. As a result of purchases made in 1999 and 2000, we have remaining capacity to repurchase approximately 6 million shares of common stock. However, due to restrictions in our senior notes indenture, we are not currently able to make such repurchases.

Shareholders Rights Plan. In November 1998, the Board of Directors adopted a shareholder rights plan (as amended December 24, 1998) under which a dividend of one preferred stock purchase right was distributed for each outstanding share of our common stock. Each right when exercisable entitles the holder to buy 1/1,000th of a share of a Series A junior participating preferred stock of ours at an exercise price of $55 per share, subject to adjustment. The rights are exercisable 10 days after a person or group acquired beneficial ownership of at least 20%, or began a tender or exchange offer for at least 20%, of our common stock. Shares owned by a person or group on November 3, 1998 and held continuously thereafter are exempt for purposes of determining beneficial ownership under the rights plan. The rights are non-voting and expire on November 22, 2008, unless exercised or previously redeemed by us for $.005 each. If we were involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either our company or the acquiror having a value of twice the exercise price of the right.

8. INCOME TAXES

In December 1998, we restructured ourselves to enable us to qualify for treatment as a REIT effective January 1, 1999, pursuant to the U.S. Internal Revenue Code of 1986, as amended. In general, a corporation that elects REIT status and meets certain tax law requirements regarding distribution of its taxable income to its shareholders as prescribed by applicable tax laws and complies with certain other requirements (relating primarily to the nature of its assets and the sources of its revenues) is not subject to Federal income taxation on its operating income to the extent it distributes at least 90% (95% for tax years prior to 2001) of its taxable income. Required distributions for 2002 were satisfied in part by the payment of dividends on the preferred shares in 2002. There were no common dividends paid in 2002. We believe the remaining 2002 distribution requirement will largely be satisfied by the payment of dividends expected to be declared on preferred shares in the first, second and third quarters of 2003. We may also need to pay a nominal common dividend in 2003 to satisfy any remaining 2002 distribution requirement. In 2001, we distributed 100% of our taxable income to our preferred and common shareholders. Dividends to common shareholders in 2001 totaled $.78 per outstanding share, $.49 of which was taxable as ordinary income, $.04 was taxable as a capital gain and the remaining $.25 was a return of capital. In addition to paying federal and state taxes on any retained income, we are subject to taxes on "built-in-gains" on sales of certain assets, if any. Additionally, our consolidated taxable REIT subsidiaries are subject to Federal and state income tax. The consolidated income tax provision includes, primarily, the tax provision related to the operations of the taxable REIT subsidiaries and international taxes at the operating partnership, as well as each of their respective subsidiaries.

In order to qualify as a REIT for Federal income tax purposes, among other things, we were required to distribute all of our accumulated earnings and profits ("E&P") to our stockholders in one or more taxable dividends prior to December 31, 1999. To accomplish the requisite distributions of accumulated E&P, we made distributions consisting of approximately 20.4 million shares of Crestline common stock valued at $297 million, $73 million in cash, and approximately 11.5 million shares of our common stock valued at $138 million.

Where required, deferred income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Total deferred tax assets and liabilities at December 31, 2002 and December 31, 2001 were as follows:

IN MILLIONS	2002	2001
Deferred tax assets	**$ 73**	$ 77
Deferred tax liabilities	**(85)**	(110)
Net deferred income tax liability	**$(12)**	$ (33)

The tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets and liabilities as of December 31, 2002 and December 31, 2001 were as follows:

IN MILLIONS	2002	2001
Investment in hotel leases	**$ 57**	$ 69
Safe harbor lease investments	**(21)**	(21)
Property and equipment	**(3)**	(6)
Investments in affiliates	**(61)**	(60)
Deferred gains	**6**	(23)
Other	**6**	6
Alternative minimum tax credit carryforwards	**4**	2
Net deferred income tax liability	**$(12)**	$(33)

The (provision) benefit for income taxes consists of:

IN MILLIONS		2002	2001	2000
Current	— Federal	**$(16)**	$ 10	$29
	— State	**(5)**	(3)	(2)
	— Foreign	**(6)**	(4)	(6)
		(27)	3	21
Deferred	— Federal	**19**	(9)	66
	— State	**2**	(2)	11
	— Foreign	**—**	(1)	—
		21	(12)	77
		$ (6)	$ (9)	$98

On July 20, 2001, the United States Court of Appeals for the Fourth Circuit affirmed a lower court ruling that allowed us to carryback a 1991 specified liability loss to the tax years 1984 and 1985 resulting in a net income tax refund of $16 million. We recorded the refund as a benefit to the provision in 2001. In addition, we settled with the Internal Revenue Service ("IRS") all other outstanding Federal income tax issues for the tax years through 1998. We made net payments to the IRS of approximately $19 million in 2001 and $14 million in 1999 related to these settlements.

A reconciliation of the statutory Federal tax expense to our income tax expense follows:

IN MILLIONS	2002	2001	2000
Statutory Federal tax	**$ 8**	$(23)	$(22)
Nontaxable income (loss) of REIT	**(2)**	8	22
Built-in-gain tax	**1**	—	1
State income taxes, net of Federal tax benefit	**(3)**	(5)	(2)
Tax benefit from acquisition of leases	**—**	—	82
Tax contingencies	**(4)**	16	23
Tax on foreign source income	**(6)**	(5)	(6)
Income tax expense	**$(6)**	$ (9)	$ 98

Cash paid for income taxes, including IRS settlements, net of refunds received, was $2 million, $24 million and $30 million in 2002, 2001 and 2000, respectively.

9. LEASES

Hotel Leases. During 2000, we leased our hotels (the "Leases") to one or more third party lessees (the "Lessees"), primarily subsidiaries of Crestline, due to Federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel. Effective January 1, 2001, the REIT Modernization Act amended the tax laws to permit REITs to lease hotels to a subsidiary that qualifies as a taxable REIT subsidiary. Accordingly, the TRS acquired the Crestline lessee entities owning the leasehold interests with respect to 116 of our full-service hotels during January 2001 and acquired the lessee entities owning the leasehold interest with respect to four of our full-service hotels from Crestline (one lease) and Wyndham (three leases) during June of 2001. As a result, our revenues reflect hotel level sales instead of rental income.

We are responsible for paying all of the expenses of operating the applicable hotel(s), including all personnel costs, utility costs and general repair and maintenance of the hotel(s). We also are responsible for all fees payable to the applicable manager, including base and incentive management fees, chain services payments and franchise or system fees, with respect to periods covered by the term of the Leases. We also remain liable under each management agreement.

We are responsible for paying real estate taxes, personal property taxes (to the extent we own the personal property), casualty insurance on the structures, ground lease rent payments, required expenditures for furniture, fixtures and equipment (including maintaining the furniture, fixtures and equipment reserve, to the extent such is required by the applicable management agreement) and other capital expenditures.

Hospitality Properties Trust Relationship. In a series of related transactions in 1995 and 1996, we sold and leased back 53 Courtyard properties and 18 Residence Inns to Hospitality Properties Trust ("HPT"). These leases, which are accounted for as operating leases and are included in the table below, have initial terms expiring through 2012 for the Courtyard properties and 2010 for the Residence Inn properties, and are renewable at our option. Minimum rent payments are $51 million annually for the Courtyard properties and $18 million annually for the Residence Inn properties, and additional rent based upon sales levels are payable to HPT under the terms of the leases.

In connection with the REIT conversion, the operating partnership sublet the HPT hotels (the "Subleases") to separate sublessee subsidiaries of Crestline (the "Sublessee"), subject to the terms of the applicable HPT lease. The term of each Sublease expires simultaneously with the expiration of the initial term of the HPT lease to which it relates and automatically renews for the corresponding renewal term under the HPT lease, unless either the HPT lessee (the "Sublessor"), a wholly owned subsidiary of the operating partnership, elects not to renew the HPT lease, or the Sublessee elects not to renew the Sublease at the expiration of the initial term provided, however, that neither party can elect to terminate fewer than all of the Subleases in a particular pool of HPT hotels (one for Courtyard hotels and one for Residence Inn hotels). Rent payable by Crestline under the Sublease consists of the minimum rent payable under the HPT lease and an additional percentage rent payable to us. The percentage rent payable by the Sublessor is sufficient to cover the additional rent due under the HPT lease, with any excess being retained by the Sublessor. The rent payable under the Subleases is guaranteed by Crestline, up to a maximum amount of $30 million which amount is allocated between the two pools of HPT hotels.

Other Lease Information. A number of our hotels are subject to long-term ground leases, generally with multiple renewal options, all of which are accounted for as operating leases. Certain of these leases contain provisions for the payment of contingent rentals based on a percentage of sales in excess of stipulated amounts. We also have leases on facilities used in our former restaurant business, some of which we subsequently subleased. These leases and subleases contain one or more renewal options, generally for five or 10-year periods. Our lease activities also include leases entered into by our hotels for various types of equipment, such as computer equipment, vehicles and telephone systems. The restaurant and equipment leases are accounted for as either operating or capital leases, depending on the characteristics of the particular lease arrangement.

The following table presents the future minimum annual rental commitments required under non-cancelable leases for which we are the lessee as of December 31, 2002. Minimum payments for capital leases have not been reduced by aggregate minimum sublease rentals from restaurant subleases of $3 million, payable to us under non-cancelable subleases. Minimum payments for the operating leases have not been reduced by aggregate minimum sublease rentals from restaurants and HPT subleases of $36 million and $657 million, respectively, payable to us under non-cancelable subleases.

IN MILLIONS	CAPITAL LEASES	OPERATING LEASES
2003	$ 5	$ 110
2004	5	106
2005	5	102
2006	1	99
2007	—	96
Thereafter	—	1,517
Total minimum lease payments	16	$2,030
Less amount representing interest	(3)	
Present value of minimum lease payments	$13	

In conjunction with the refinancing of the mortgage of the New York Marriott Marquis in 1999, we also renegotiated the terms of the ground lease. The renegotiated ground lease provides for the payment of a percentage of the hotel sales (4% in 1999 and 5%

thereafter) through 2007 and an equivalent of real estate taxes on the property from 2008 through 2017, which is to be used to amortize the then existing deferred ground rent obligation of $116 million. We have the right to purchase the land under certain circumstances for approximately $25 million of which $4 million has already been paid. The balance of the deferred ground rent obligation was $63 million and $65 million at December 31, 2002 and 2001, respectively, and is included in other liabilities in the accompanying consolidated balance sheets.

We remain contingently liable on certain leases relating to divested non-lodging properties. Such contingent liabilities aggregated $48 million at December 31, 2002. However, management considers the likelihood of any material funding related to these leases to be remote.

Rent expense consists of:

IN MILLIONS	2002	2001	2000
Minimum rentals on operating leases	**$120**	$117	$118
Additional rentals based on sales	**21**	32	36
Less: sublease rentals	**(81)**	(88)	(95)
	$ 60	$ 61	$ 59

10. EMPLOYEE STOCK PLANS

At December 31, 2002, we maintained two stock-based compensation plans, including the comprehensive stock plan (the "Comprehensive Plan"), whereby we may award to participating employees (i) options to purchase our common stock, (ii) deferred shares of our common stock and (iii) restricted shares of our common stock, and the employee stock purchase plan. At December 31, 2002, there were approximately 15 million shares of common stock reserved and available for issuance under the Comprehensive Plan.

Prior to 2002, we accounted for expense under these plans according to the provisions of Accounting Principles Board Opinion No. 25 and related interpretations. Consequently, no compensation expense was recognized for stock options issued under the Comprehensive Plan or stock issued under the employee stock purchase plan. In the third quarter of 2002, we implemented the expense recognition provisions of SFAS No. 123 with retroactive application to employee stock options granted on or after January 1, 2002 only. Options granted in fiscal years prior to 2002 will continue to be accounted for using the intrinsic value method as described in APB 25. As a result of the change in accounting method, we recorded compensation expense for employee stock options granted during 2002 based on the fair value of the options at the date of grant. We also recorded a minimal amount of compensation expense for shares issued under our employee stock purchase plan. The implementation of SFAS No. 123 had no effect on the calculation of compensation expense for shares granted under deferred stock and restricted stock plans. For additional information on the effects of this change in accounting method, see Note 1.

Employee stock options may be granted to officers and key employees with an exercise price not less than the fair market value of the common stock on the date of grant. Non-qualified options generally expire up to 15 years after the date of grant. Most options vest ratably over each of the first four years following the date of the grant. In connection with the Marriott International distribution in 1993, we issued an equivalent number of Marriott International options and adjusted the exercise prices of its options then outstanding based on the relative trading prices of shares of the common stock of the two companies.

In connection with the Host Marriott Services ("HM Services") spin-off in 1995, outstanding options held by our current and former employees were redenominated in both our and HM Services stock and the exercise prices of the options were adjusted based on the relative trading prices of shares of the common stock of the two companies. Pursuant to the distribution agreement between us and HM Services, we originally had the right to receive up to 1.4 million shares of HM Services' common stock or an equivalent cash value subsequent to exercise of the options held by certain former and current employees of Marriott International. On August 27, 1999, Autogrill Acquisition Co., a wholly owned subsidiary of Autogrill SpA of Italy, acquired Host Marriott Services Corporation. Since HM Services is no longer publicly traded, all future payments to us will be made in cash, as HM Services Corporation has indicated that the receivable will not be settled in Autogrill SpA stock. As of December 31, 2002 and 2001, the receivable balance was approximately $5.4 million and $6.4 million, respectively, which is included in other assets in the accompanying consolidated balance sheets.

For purposes of the following disclosures required by SFAS No. 123, the fair value of each option granted has been estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 3.8%, 5.2% and

5.1%, volatility of 36%, 37% and 32%, expected lives of 15, 12 and 12 years; and dividend yield of 6.0%, 9.1% and 9.5%. The weighted average fair value per option granted during the year was $1.41 in 2002, $1.09 in 2001 and $1.07 in 2000. As a result of the implementation of SFAS 123, we recorded compensation expense of $47,000 for 2002, which represents the expense for stock options granted during 2002 only.

A summary of the status of our stock option plans that have been approved by our stockholders for 2002, 2001 and 2000 follows. We do not have stock option plans that have not been approved by our stockholders.

	2002		2001		2000	
	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE
Balance, at beginning of year	**4.9**	**$ 6**	4.2	$5	4.9	$ 4
Granted	**.9**	**8**	1.4	8	.6	10
Exercised	**(.2)**	**4**	(.6)	4	(1.2)	3
Forfeited/expired	**(.2)**	**9**	(.1)	8	(.1)	10
Balance, at end of year	**5.4**	**6**	4.9	6	4.2	5
Options exercisable at year-end	**3.3**		2.9		3.2	

The following table summarizes information about stock options at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	SHARES (IN MILLIONS)	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE
$ 1 – 3	1.9	4	$2	1.9	$2
4 – 6	.2	6	6	.2	6
7 – 9	2.4	13	8	.7	8
10 – 12	.9	13	11	.5	11
13 – 19	—	10	18	—	18
	5.4			3.3	

Deferred stock incentive plan shares granted to officers and key employees after 1990 generally vest over 10 years in annual installments commencing one year after the date of grant. Certain employees may elect to defer payments until termination or retirement. We accrue compensation expense for the fair market value of the shares on the date of grant, less estimated forfeitures. In 2002, 2001 and 2000, 23,000, 24,000 and 20,000 shares, respectively, were granted under this plan. The compensation cost that has been charged against income for deferred stock was not material for all periods presented. The weighted average fair value per share granted during each year was $9.95 in 2002, $12.66 in 2001 and $9.44 in 2000. The implementation of SFAS No. 123 had no impact on the calculation of compensation expense for the deferred stock incentive plan.

From time to time, we award restricted stock shares under the Comprehensive Plan to officers and key executives to be distributed over the next three years in annual installments based on continued employment and the attainment of certain performance criteria. We recognize compensation expense over the restriction period equal to the fair market value of the shares on the date of issuance adjusted for forfeitures, and where appropriate, the level of attainment of performance criteria and fluctuations in the fair market value of our common stock. In 2002, 2001 and 2000, 906,000, 167,000 and 889,000 shares, respectively, of restricted stock plan shares were granted to certain key employees under these terms and conditions. Approximately 1,040,000, 593,000 and 106,000 shares were forfeited in 2002, 2001 and 2000, respectively. We recorded compensation expense of $5.2 million, $7.6 million and $11 million in 2002, 2001 and 2000, respectively, related to these awards. The weighted average grant date fair value per share granted during each year was $10.49 in 2002, $12.91 in 2001 and $8.87 in 2000.

Under these awards 579,000 shares were outstanding at December 31, 2002.

In 1998, 568,408 stock appreciation rights ("SARs") were issued under the Comprehensive Plan to certain directors as a replacement for previously issued options that were cancelled during the year. The conversion to SARs was completed in order to comply with ownership limits applicable to us upon conversion to a REIT. The SARs are fully vested and the grant prices range from $1.20 to $5.13. In 2002, 2001 and 2000, we recognized compensation (income) expense for outstanding SARs as a result of fluctuations in the market price of our common stock of $.8 million, $(1.2) million and $1.4 million, respectively.

Under the terms of the employee stock purchase plan, eligible employees may purchase common stock through payroll deductions at 90% of the lower of market value at the beginning or market value at the end of the plan year. As a result of the implementation of SFAS No. 123 during 2002, we now record compensation expense for the employee stock purchase plan based on the fair value of the employees' purchase rights, which is estimated using an option-pricing model with the following assumptions for 2002: risk-free interest rate of 2.2%, volatility at 37%, expected life of one year, and dividend yield of 0%. During 2002, approximately 43,000 shares were issued. The weighted average fair value of those purchase rights granted in 2002 was $2.35. The compensation expense reflected in net income was not material for all periods presented.

11. PROFIT SHARING AND POSTEMPLOYMENT BENEFIT PLANS

We contribute to a defined contribution plans for the benefit of employees meeting certain eligibility requirements and electing participation in the plans. The discretionary amount to be matched by us is determined annually by the Board of Directors. We provide medical benefits to a limited number of retired employees meeting restrictive eligibility requirements. Amounts for these items were not material for the three years ended December 31, 2002.

12. ACQUISITIONS AND DISPOSITIONS

Acquisitions. During 2002, we acquired 80% of the outstanding minority interest in the partnership that owns the San Diego Marriott Marina and Hotel in exchange for 1.1 million shares of common stock and 6.9 million OP Units, which resulted in an increase to property and equipment of $66.6 million to reflect the fair value of the interest acquired. As a result of the acquisition, we now own approximately 90% of the interests in the partnership that owns the hotel. We did not receive any proceeds as a result of these transactions.

Effective June 14, 2002, we completed the acquisition of the 1,139-room Boston Marriott Copley Place for $214 million, including the assumption of $97 million in mortgage debt.

Effective March 24, 2001, we purchased 100% of the voting interests in each of Rockledge and Fernwood that were previously held by the Host Marriott Statutory Employee/Charitable Trust for approximately $2 million. Prior to this acquisition, we held a 95% non-voting interest in each company and accounted for such investments under the equity method. As a result of this acquisition, we consolidated two full-service hotels and certain limited service hotel partnership interests.

On June 28, 2001, we consummated an agreement to purchase substantially all the minority limited partnership interests held by Wyndham with respect to seven full-service hotels for $60 million. As part of this acquisition, the leases were acquired from Wyndham with respect to three hotels by the TRS, effectively terminating the leases for financial reporting purposes. The entire purchase price was allocated to the minority limited partner interests purchased.

Dispositions. During January 2002, we transferred the St. Louis Marriott Pavilion hotel to the mortgage lender. We recorded the difference between the debt extinguished and the fair value of the assets surrendered of $9 million, net of tax expense of $3 million, as a $6 million extraordinary item. We have reflected the prior period operations of the hotel transferred, net of tax, as income from discontinued operations for 2001 and 2000. The St. Louis Marriott Pavilion was an asset of Rockledge Hotel Properties, Inc., which was an equity method investment during 2000.

During 2001, we disposed of two hotels (751 rooms) for a total consideration of $65 million and recognized a net gain of $12 million.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of certain financial assets and liabilities and other financial instruments are shown below:

	2002		2001	
(IN MILLIONS)	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets				
Notes receivable	$ 53	$ 53	$ 54	$ 54
Other	5	5	6	6
Financial liabilities				
Senior notes	3,247	3,221	3,235	3,159
Mortgage debt and other, net of capital leases	2,378	2,492	2,351	2,351
Other financial instruments				
Convertible Preferred Securities	475	351	475	332

Notes receivable and other financial assets are valued based on the expected future cash flows discounted at risk-adjusted rates. Valuations for secured debt are determined based on the expected future payments discounted at risk-adjusted rates. The fair value of the credit facility and other notes are estimated to be equal to their carrying value. Senior notes and the Convertible Preferred Securities are valued based on quoted market prices.

14. MARRIOTT INTERNATIONAL DISTRIBUTION AND RELATIONSHIP WITH MARRIOTT INTERNATIONAL

We have entered into various agreements with Marriott International (formerly a wholly owned subsidiary, the common stock of which was distributed to our shareholders on October 8, 1993) including the management of the majority of our hotels including franchised properties; financing for joint ventures including the acquisition in 1996 of two full-service properties for which Marriott International provided $29 million of debt financing and $28 million in preferred equity and the 2000 acquisition of two partnerships owning 120 limited service hotels (see below); and certain limited administrative services.

Effective July 25, 2002, we completed negotiations with Marriott International in connection with changes to the management and other agreements for substantially all of our Marriott and Ritz-Carlton managed hotels. The changes were effective as of December 29, 2001. The management contract changes include providing us with additional approval rights over hotel operating budgets, capital budgets, shared service programs, and changes to certain system wide programs; reducing the amount of working capital requirements, and expanding an existing agreement that allows the us to fund furniture, fixtures and equipment expenditures from one account controlled by us, which collectively increased cash available to us for general corporate purposes at that time by $125 million; reducing incentive management fees payable on certain Marriott managed hotels; reducing the amount we pay related to frequent guest programs; gradually reducing the amounts payable with respect to various centrally administered programs; and providing additional territorial restrictions for certain hotels in 10 markets.

In addition to these modifications, we have expanded the pool of hotels subject to an existing agreement that allows us to sell assets unencumbered by a Marriott management agreement without the payment of termination fees. The revised pool includes 46 assets, 75% (measured by EBITDA) of which may be sold over approximately a ten year or greater period without the payment of a termination fee (22.5% measured by EBITDA) of which may be sold unencumbered by the Marriott brand).

In connection with these negotiations, we have amended our distribution agreement and stockholder rights plan to terminate Marriott International's right to purchase up to 20% of each class of our outstanding voting shares upon certain changes of control and clarified existing provisions in the management agreements that limit our ability to sell a hotel or our entire company to a competitor of Marriott International.

During December 2000, the joint venture formed by Rockledge and Marriott International acquired the partnership interests in two partnerships that collectively own 120 limited service hotels for approximately $372 million plus interest and legal fees (see Note 4).

As a result of the consolidation of Rockledge, we now have a controlling interest in Elcrisa S.A. de C.V., which owns two hotels located in Mexico City, Mexico. Marriott International holds the remaining interest in the entity and is the manager of the hotels.

In 2002 and 2001, the TRS paid Marriott International $144 million and $162 million, respectively, in hotel management fees and $5 million and $6 million, respectively, in franchise fees. In 2000, the fees were paid by Crestline and Wyndham, as the lessees, and totaled $240 million. In 2000, we paid Marriott International $0.2 million in guarantee fees pursuant to certain debt service guarantees provided by Marriott International. No guarantee fees were paid in 2002 and 2001. For 2002, we paid $1 million and for 2001 and 2000 we paid Marriott International $2 million each of those years for certain administrative services and office space.

15. HOTEL MANAGEMENT AGREEMENTS

Of our hotels, 102 are subject to management agreements under which Marriott International or one of their subsidiaries manages the hotels, generally for an initial term of 15 to 20 years with renewal terms at the option of Marriott International of up to an additional 16 to 30 years. The agreements generally provide for payment of base management fees that are generally 3 percent of sales and incentive management fees generally equal to 20% to 50% of operating profit (as defined in the agreements) over a priority return (as defined) to us, with total incentive management fees not to exceed 20% of cumulative operating profit, or 20% of current year operating profit. In the event of early termination of the agreements, Marriott International will receive additional fees based on the unexpired term and expected future base and incentive management fees. We have the option to terminate certain management agreements if specified performance thresholds are not satisfied. A single agreement may be canceled under certain conditions, although such cancellation will not trigger the cancellation of any other agreement. Certain consolidated partnerships with a total of eight properties operate under a single agreement, cancellation of which would affect all the properties in these partnerships.

Pursuant to the terms of the agreements, Marriott International furnishes the hotels with certain chain services which are generally provided on a central or regional basis to all hotels in the Marriott International hotel system. Chain services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are required to be allocated among all domestic hotels managed, owned or leased by Marriott International or its subsidiaries on a fair and equitable basis. In addition, our hotels also participate in the Marriott Rewards program. The cost of this program is charged to all hotels in the Marriott hotel system.

We are obligated to provide the manager with sufficient funds, generally 5% of revenue, to cover the cost of (a) certain non-routine repairs and maintenance to the hotels which are normally capitalized; and (b) replacements and renewals to the hotels' property and improvements. Under certain circumstances, we will be required to establish escrow accounts for such purposes under terms outlined in the agreements. To the extent we are not required to fund such amounts into escrow accounts, we remain liable to make such fundings in the future.

We have franchise agreements with Marriott International for eight hotels. Pursuant to these franchise agreements, we generally pay a franchise fee based on a percentage of room sales and food and beverage sales, as well as certain other fees for advertising and reservations. Franchise fees for room sales vary from four to six percent of sales, while fees for food and beverage sales vary from two to three percent of sales. The terms of the franchise agreements are from 15 to 30 years.

We hold management agreements with The Ritz-Carlton Hotel Company, LLC ("Ritz-Carlton"), a wholly-owned subsidiary of Marriott International, to manage ten of our hotels. These agreements have an initial term of 15 to 25 years with renewal terms at the option of Ritz-Carlton of up to an additional 10 to 40 years. Base management fees vary from two to five percent of sales and incentive management fees, if any, are generally equal to 20% of available cash flow or operating profit, as defined in the agreements.

We also hold management agreements with hotel management companies other than Marriott International and Ritz-Carlton for 21 of our hotels, eight of which are franchised under the Marriott brand. These agreements generally provide for an initial term of 10 to 20 years with renewal terms at the option of either party or, in some cases, the hotel management company of up to an additional one to 15 years. The agreements generally provide for payment of base management fees equal to one to four percent of sales. Seventeen of the 21 agreements also provide for incentive management fees generally equal to 10 to 25 percent of available cash flow, operating profit, or net operating income, as defined in the agreements.

16. RELATIONSHIP WITH BARCELÓ CRESTLINE CORPORATION, FORMERLY CRESTLINE CAPITAL CORPORATION

We entered into a distribution agreement (the "Distribution Agreement") with Crestline in connection with our conversion to a REIT in 1998, which provided for, among other things, (i) the distribution of shares of Crestline; (ii) the division between Crestline and us of certain assets and liabilities; (iii) the transfer to Crestline of the 25% interest in the Swissôtel management company and (iv) certain other agreements governing the relationship between Crestline and us. Crestline also granted us a contingent right to purchase Crestline's interest in Swissôtel Management (USA) L.L.C. at fair market value in the event the tax laws are changed so that we could own such interest without jeopardizing its status as a REIT.

Subject to certain exceptions, the Distribution Agreement provides for, among other things, assumptions of liabilities and cross-indemnities designed to allocate to Crestline, effective as of the date of the distribution, financial responsibilities for liabilities arising out of, or in connection with, the business of the senior living communities.

Crestline also had other agreements in connection with the distribution related to asset management services as well as non-competition agreements. These agreements were terminated effective January 1, 2001 in connection with the acquisition of the Crestline Lessee Entities discussed in Note 2.

17. GEOGRAPHIC AND BUSINESS SEGMENT INFORMATION

We operate one business segment, hotel ownership. As of December 31, 2000, our foreign operations were limited to four Canadian hotel properties. Effective March 24, 2001, we purchased 100% of the voting interest in Rockledge and, as a result, our foreign operations included two properties in Mexico City, Mexico. There were no intercompany sales between us and the foreign properties. The following table presents revenues and long-lived assets for each of the geographical areas in which we operate:

	2002		2001		2000	
IN MILLIONS	REVENUES	LONG-LIVED ASSETS	REVENUES	LONG-LIVED ASSETS	REVENUES	LONG-LIVED ASSETS
United States	**$3,561**	**$6,857**	$3,652	$6,812	$1,382	$7,000
International	**119**	**174**	115	187	25	110
Total	**$3,680**	**$7,031**	$3,767	$6,999	$1,407	$7,110

18. GUARANTEES

We have certain guarantees which consist of commitments we have made to third parties for leases or debt that is not on our books due to various dispositions, spin-offs and contractual arrangements, but that we have agreed to pay in the event of certain circumstances including default by an unrelated party. We consider the likelihood of any material payments under these guarantees to be remote. The guarantees are listed below:

We remain contingently liable for leases on certain divested non-lodging properties. These primarily represent divested restaurants that were sold subject to our guarantee of rental payments. The amount is approximately $48 million as of December 31, 2002.

In connection with the sale of the El Paso Marriott hotel in 1999, we provided a guarantee to the City of El Paso in the event the purchaser, Columbia Sussex, defaults on bonds supported by the cash flows from the hotel. However, the purchaser also provided a standby letter of credit, a corporate guaranty and has been making sinking fund deposits; all of which would serve as collateral to the extent our guarantee was called. Our guarantee supports the $14 million of bonds outstanding as of December 31, 2002. We have elected to exercise our right under the guarantee to require Columbia Sussex to retire the bonds prior to June 14, 2003. We are obligated to pay a 1% ($140,000) prepayment penalty in connection with the early retirement of this debt at the time of such retirement.

We, through our ownership interest in the operating partnership, are obligated under the partnership agreement (and various tax-sharing agreements with former affiliated entities) to pay all taxes (federal, state, local and foreign—including any related interest and penalties) incurred by us, as well as any liabilities that the IRS successfully may assert against us and under certain circumstances against former affiliated entities. As the potential liability is based in part on a finding by a specific taxing authority, these amounts cannot be estimated at this time.

In 1997, we owned Leisure Park Venture Limited Partnership, which owns and operates a senior living facility. We spun-off the partnership as part of Crestline in the REIT conversion, but we remain obligated under a guarantee of interest and principal with regard to $14.7 million of municipal bonds issued by the New Jersey Economic Development Authority through their maturity in 2027. However, to the extent we are required to make any payments under the guarantee, we have been indemnified by Crestline, who is indemnified by the subsequent purchaser of the facility.

19. SUBSEQUENT EVENT

On January 24, 2003, we sold the 299-room, Ontario Airport Marriott for total consideration of $26 million. Our carrying amount for this hotel on the date of sale was $24 million of fixed assets, net of depreciation, and there was no mortgage debt. We will recognize a nominal gain on the sale in the first quarter of 2003.

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

	2002				
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FISCAL YEAR
Revenues	**$790**	**$920**	**$789**	**$1,181**	**$3,680**
Income (loss) from continuing operations	**(12)**	**24**	**(38)**	**(3)**	**(29)**
Income (loss) before extraordinary items	**(5)**	**24**	**(38)**	**(3)**	**(22)**
Net income (loss)	**1**	**24**	**(38)**	**(3)**	**(16)**
Net income (loss) available to common shareholders	**(8)**	**15**	**(47)**	**(11)**	**(51)**
Basic earnings (loss) per common share:					
Continuing operations	**(.08)**	**.06**	**(.18)**	**(.04)**	**(.24)**
Discontinued operations and extraordinary items	**.05**	**—**	**—**	**—**	**.05**
Net income (loss)	**(.03)**	**.06**	**(.18)**	**(.04)**	**(.19)**
Diluted earnings (loss) per common share:					
Continuing operations	**(.08)**	**.06**	**(.18)**	**(.04)**	**(.24)**
Discontinued operations and extraordinary items	**.05**	**—**	**—**	**—**	**.05**
Net income (loss)	**(.03)**	**.06**	**(.18)**	**(.04)**	**(.19)**

	2001				
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FISCAL YEAR
Revenues	$873	$994	$848	$1,052	$3,767
Income (loss) from continuing operations	33	49	(6)	(20)	56
Income (loss) before extraordinary items	32	49	(6)	(22)	53
Net income (loss)	32	49	(7)	(23)	51
Net income (loss) available to common shareholders	27	40	(16)	(32)	19
Basic earnings (loss) per common share:					
Continuing operations	.12	.17	(.06)	(.11)	.10
Discontinued operations and extraordinary items	—	—	—	(.01)	(.02)
Net income (loss)	.12	.17	(.06)	(.12)	.08
Diluted earnings (loss) per common share:					
Continuing operations	.12	.16	(.06)	(.11)	.10
Discontinued operations and extraordinary items	—	—	—	(.01)	(.02)
Net income (loss)	.12	.16	(.06)	(.12)	.08

For all years presented, the first three quarters consist of 12 weeks each and the fourth quarter includes 16 weeks. The sum of the basic and diluted earnings (loss) per common share for the four quarters in all years presented differs from the annual earnings per common share due to the required method of computing the weighted average number of shares in the respective periods.

MANAGEMENT'S REPORT

Management is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. In meeting this responsibility, the Company maintains a highly developed system of internal controls, policies, and procedures, and continually evaluates the adequacy and effectiveness of its control system. Management believes this system provides reasonable assurance that transactions are properly authorized and recorded to adequately safeguard the company's assets and to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States.

The consolidated financial statements have been audited by KPMG LLP, independent public accountants. Their report expresses an informed judgment as to whether management's consolidated financial statements present fairly the company's financial position in conformity with accounting principles generally accepted in the United States.

The Board of Directors pursues its responsibility for the financial statements through its Audit Committee, composed of three directors not otherwise employed by the company. The committee meets a minimum of four times during the year with the independent public accountants, representatives of management and the internal auditors to review the scope and results of the internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls. The independent public accountants and internal auditors have unrestricted access to the Audit Committee with or without the presence of management.

W. Edward Walter
Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Host Marriott Corporation:

We have audited the accompanying consolidated balance sheets of Host Marriott Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Host Marriott Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in 2002.

KPMG LLP
McLean, Virginia
February 24, 2003

SELECTED FINANCIAL DATA

The following table presents certain selected historical financial data of us and our predecessor, which has been derived from audited consolidated financial statements for the five years ended December 31, 2002. The historical information contained in the following table for our 2002, 2001 and 1998 operations primarily represents gross hotel-level revenues and expenses of our properties. During 1999 and 2000, we owned the hotels but leased them to third-party lessees and, accordingly, during these periods our historical revenues primarily represent rental income generated by our leases. For a comparison of hotel level sales for fiscal years 2000 and 2001, please see the tables presenting comparable periods in our "Managements Discussion and Analysis of Results of Operations and Financial Condition-Results of Operations."

	FISCAL YEAR				
IN MILLIONS, EXCEPT PER SHARE DATA	2002	2001	2000	1999	1998[1][2]
INCOME STATEMENT DATA:					
Revenues[3]	**$3,680**	$3,767	$1,407	$1,303	$3,450
Income (loss) from continuing operations[4]	**(29)**	56	161	197	195
Income (loss) before extraordinary items	**(22)**	53	159	196	195
Net income (loss)[5]	**(16)**	51	156	211	47
Net income (loss) available to common shareholders	**(51)**	19	141	216	47
Basic earnings (loss) per common share:					
Income (loss) from continuing operations	**(.24)**	.10	.66	.89	.90
Income (loss) before extraordinary items	**(.21)**	.09	.65	.88	.90
Net income (loss)	**(.19)**	.08	.64	.95	.22
Diluted earnings (loss) per common share:					
Income (loss) from continuing operations	**(.24)**	.10	.65	.87	.85
Income (loss) before extraordinary items	**(.21)**	.09	.64	.87	.85
Net income (loss)	**(.19)**	.08	.63	.92	.27
Cash dividends per common share	**—**	.78	.91	.84	1.00
BALANCE SHEET DATA:					
Total assets	**$8,316**	$8,338	$8,396	$8,202	$8,268
Debt	**5,638**	5,602	5,322	5,069	5,131
Convertible Preferred Securities	**475**	475	475	497	550
Preferred stock	**339**	339	196	196	—

(1) In 1998 we changed our fiscal year end to December 31 for both financial and tax reporting requirements. Previously, our fiscal year ended on the Friday nearest to December 31. As a result of this change, the results of operations for 15 hotels not managed by Marriott International were adjusted in 1998 to include 13 months of operations (December 1997 through December 1998). The additional month of operations in 1998 increased our revenues by $44 million.

(2) The historical financial data for fiscal year 1998 reflect as discontinued operations our senior living business that we disposed of in the spin-off of Crestline as part of the REIT conversion.

(3) Historical revenues for 2000 and 1999 primarily represent rental income generated by our leases, primarily with Crestline. Revenues in 1998 represent gross hotel sales because our leases were not in effect until January 1, 1999. Effective January 1, 2001, we acquired ownership of the leasehold interests in 116 of our full-service hotels from Crestline. Accordingly, our results of operations for 2001 and 2002 reflect this acquisition by presenting hotel level revenues rather than rental income. Beginning with the third quarter of 2001, hotel level revenues were recorded as a result of the acquisition of four additional leasehold interests.

(4) In accordance with SFAS No. 144, which was effective beginning in fiscal year 2002, we reported the operations of the St. Louis Marriott Pavilion hotel as discontinued operations in conjunction with the transfer of the hotel to the lender in January 2002. As required by this statement, all prior periods have been restated to reflect the operations of the hotel as discontinued operations.

(5) Our extraordinary gains and losses are primarily the result of early extinguishment of debt and the write-off of deferred financing fees for all periods presented.

HOST MARRIOTT PORTFOLIO

LOCATION

Arizona
Mountain Shadows Resort
Scottsdale Suites
The Ritz-Carlton, Phoenix

California
Coronado Island Resort
Costa Mesa Suites
Desert Springs Resort and Spa
Fullerton
Hyatt Regency, Burlingame
Manhattan Beach
Marina Beach
Newport Beach
Newport Beach Suites
Sacramento Host Airport
San Diego Hotel and Marina
San Diego Mission Valley
San Francisco Airport
San Francisco Fisherman's Wharf
San Francisco Moscone Center
San Ramon
Santa Clara
The Ritz-Carlton, Marina del Rey
The Ritz-Carlton, San Francisco
Torrance

Colorado
Denver Southeast
Denver Tech Center
Denver West

Connecticut
Hartford/Farmington
Hartford/Rocky Hill

Florida
Fort Lauderdale Marina
Harbor Beach Resort
Jacksonville
Miami Airport
Miami Biscayne Bay
Orlando World Center Resort
Palm Beach Gardens
Singer Island Hilton
Tampa Airport
Tampa Waterside
Tampa Westshore
The Ritz-Carlton, Amelia Island
The Ritz-Carlton, Naples
The Ritz-Carlton, Naples Golf Resort

Georgia
Atlanta Marquis
Atlanta Midtown Suites
Atlanta Norcross
Atlanta Northwest
Atlanta Perimeter
Four Seasons, Atlanta
Grand Hyatt, Atlanta
JW Marriott Hotel at Lenox
Swissôtel, Atlanta
The Ritz-Carlton, Atlanta
The Ritz-Carlton, Buckhead

Illinois
Chicago/Deerfield Suites
Chicago/Downers Grove Suites
Chicago/Downtown Courtyard
Chicago O'Hare
Chicago O'Hare Suites
Swissôtel, Chicago

Indiana
South Bend

Louisiana
New Orleans

Maryland
Bethesda
Gaithersburg/Washingtonian Center

Massachusetts
Boston/Newton
Boston Marriott Copley Place
Hyatt Regency, Cambridge
Swissôtel, Boston

Michigan
The Ritz-Carlton, Dearborn
Detroit Livonia
Detroit Romulus
Detroit Southfield

Minnesota
Minneapolis City Center
Minneapolis Southwest

Missouri
Kansas City Airport

New Hampshire
Nashua

New Jersey
Hanover
Newark Airport
Park Ridge

New Mexico
Albuquerque

New York
Albany
New York Financial Center
New York Marquis
Swissôtel, The Drake

North Carolina
Charlotte Executive Park
Greensboro/Highpoint
Raleigh Crabtree Valley
Research Triangle Park

Ohio
Dayton

Oklahoma
Oklahoma City
Oklahoma City Waterford

Oregon
Portland

Pennsylvania
Four Seasons, Philadelphia
Philadelphia Convention Center
Philadelphia Airport

Tennessee
Memphis

Texas
Dallas/Fort Worth Airport
Dallas Quorum
Houston Airport
Houston Medical Center
JW Marriott Houston
Plaza San Antonio
San Antonio Rivercenter
San Antonio Riverwalk

Utah
Salt Lake City

Virginia
Dulles Airport
Fairview Park
Hyatt Regency, Reston
Key Bridge
Norfolk Waterside
Pentagon City Residence Inn
The Ritz-Carlton, Tysons Corner
Washington Dulles Suites
Westfields
Williamsburg

Washington
Seattle SeaTac Airport

Washington, DC
Washington Metro Center

Canada
Calgary
Toronto Airport
Toronto Eaton Center
Toronto Delta Meadowvale

Mexico
JW Marriott, Mexico City
Mexico City Airport

Note: All properties are operated under Marriott brands unless indicated otherwise

DIRECTORS, OFFICERS AND MANAGEMENT TEAM

BOARD OF DIRECTORS

RICHARD E. MARRIOTT
Chairman of the Board

CHRISTOPHER J. NASSETTA
President and Chief Executive Officer

ROBERT M. BAYLIS[1,3]
Retired Vice Chairman
CS First Boston

TERENCE C. GOLDEN[3]
Former President and Chief Executive Officer

ANN MCLAUGHLIN KOROLOGOS[1,2,3]
Senior Advisor
Benedetto, Gartland & Company, Inc.

JUDITH A. McHALE
President and Chief Operating Officer
Discovery Communications, Inc.

JOHN G. SCHREIBER[1,2]
Senior Advisor and Partner
Blackstone Real Estate Advisors, L.P.

[1] Audit Committee
[2] Compensation Policy Committee
[3] Nominating and Corporate Governance Committee

CORPORATE OFFICERS AND MANAGEMENT TEAM

CHRISTOPHER J. NASSETTA
President and Chief Executive Officer

ELIZABETH A. ABDOO
Executive Vice President, General Counsel and Corporate Secretary

JAMES F. RISOLEO
Executive Vice President, Acquisitions and Development

W. EDWARD WALTER
Executive Vice President and Chief Financial Officer

RICHARD A. BURTON
Senior Vice President, Taxes

JOHN A. CARNELLA
Senior Vice President and Treasurer

LARRY K. HARVEY
Senior Vice President and Corporate Controller

GREGORY J. LARSON
Senior Vice President, Investor Relations

MATTHEW L. RICHARDSON
Senior Vice President, Development

JULES A. SIEBURGH
Senior Vice President and Chief Technology Officer

PAMELA K. WAGONER
Senior Vice President, Human Resources and Leadership Development

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Host Marriott Corporation
6903 Rockledge Drive, Suite 1500
Bethesda, MD 20817
240/744-1000

WEB SITE
Visit the company's web site at:
www.hostmarriott.com

STOCK EXCHANGE LISTINGS
New York Stock Exchange
Chicago Stock Exchange
Pacific Stock Exchange
Philadelphia Stock Exchange

Ticker Symbol: HMT

INDEPENDENT PUBLIC ACCOUNTANTS
KPMG LLP, McLean, VA

NUMBER OF SHAREHOLDERS
74,000 at December 31, 2002

ANNUAL MEETING
The 2003 annual meeting of shareholders will be held at 11 a.m., May 13, 2003, at The Ritz-Carlton, Tysons Corner, 1700 Tysons Boulevard, McLean, Virginia, 22102

REGISTRAR AND TRANSFER AGENT
If you have any questions concerning transfer procedures or other stock account matters, please contact the transfer agent at the following address:

EquiServe Trust Company, N.A.
Shareholder Relations
P.O. Box 2500
Jersey City, NJ 07303-2500
800/311-4816

COMMON STOCK PRICES AND DIVIDENDS

	STOCK PRICE		DIVIDENDS DECLARED PER SHARE
	HIGH	LOW	
2001			
1st Quarter	$13.75	$11.82	$.26
2nd Quarter	13.89	11.45	.26
3rd Quarter	13.48	12.15	.26
4th Quarter	11.76	6.45	—
2002			
1st Quarter	**$12.05**	**$9.20**	—
2nd Quarter	**12.05**	**11.10**	—
3rd Quarter	**11.60**	**9.05**	—
4th Quarter	**10.02**	**7.75**	—

DESIGN: VIVO DESIGN, INC., PRINTING: PEAKE PRINTERS, INC.

HOST MARRIOTT
CORPORATION

6903 ROCKLEDGE DRIVE, SUITE 1500
BETHESDA, MARYLAND 20817